Filed pursuant to Rule 424(b)(3)
Registration No. 333-111726

PROSPECTUS

Eastman Kodak Company

$575,000,000 3.375% Convertible Senior Notes due 2033 and Common Stock Issuable Upon Conversion of the Notes

On October 10, 2003, we issued and sold in a private offering $575,000,000 aggregate principal amount of our 3.375% Convertible Senior Notes due 2033, which we refer to as the “notes,” to certain initial purchasers, which we refer to as the “initial purchasers.” The initial purchasers have advised us that they resold their notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933. The notes and the shares of our common stock issuable upon conversion of the notes that are offered for resale in this prospectus are offered for the accounts of their current holders, which we refer to as the “selling securityholders.” We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the shares of our common stock issuable upon conversion of the notes.

The notes bear interest at the rate of 3.375% per year. Interest on the notes will be payable on April 15 and October 15 of each year, beginning on April 15, 2004.

The notes are convertible by holders into shares of our common stock at an initial conversion rate of 32.2373 shares of our common stock per $1,000 principal amount of notes (subject to adjustment in certain events), which is equal to an initial conversion price of $31.02 per share, under the following circumstances: (1) during any calendar quarter, if the price of our common stock issuable upon conversion reaches specified thresholds during the previous calendar quarter as described in this prospectus, (2) during any five consecutive trading day period following any 10 consecutive trading day period in which the trading price of a note for each day of such period is below a specified percentage of the conversion value and the conversion value for each day of such period is below a specified percentage of the principal amount of a note as described in this prospectus, (3) if we call the notes for redemption, (4) upon the occurrence of specified corporate transactions described in this prospectus or (5) during any period in which either of the credit ratings assigned to the notes are below the levels described in this prospectus.

The notes will mature on October 15, 2033. We may redeem some or all of the notes at any time on or after October 15, 2010. The redemption prices are described under the caption “Description of the Notes—Optional Redemption.”

The notes are unsecured and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. Holders will have the right to require us to purchase their notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, including additional amounts, if any, on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028 or upon a fundamental change as described in this prospectus.

We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes are currently trading in the Private Offerings, Resale and Trading Through Automated Linkages (PORTAL) market of the National Association of Securities Dealers, Inc. Notes sold by means of this prospectus will not be eligible for trading in the PORTAL market. Our common stock is listed on the New York Stock Exchange under the symbol “EK.” The last reported sales price of our common stock on the New York Stock Exchange on April 30, 2004 was $25.79 per share.

Investing in the notes and the common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 11.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 3, 2004

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. This prospectus may only be used where it is legal to sell these securities. You should assume that the information in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition and results of operations may have changed since those dates. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this prospectus or an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

In this prospectus, the “Company,” “we,” “us,” and “our” refer to Eastman Kodak Company.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s website located at http://www.sec.gov. Our SEC filings are also available free of charge from our website at www.kodak.com. The website addresses provided herein are not intended to be active links. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. You may also inspect our SEC reports, proxy statements and other information concerning us at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We are “incorporating by reference” into this prospectus information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following document that we have filed with the SEC, other than any information in this document that is deemed not to be “filed” with the SEC:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003.

We also incorporate by reference into this prospectus any filings we make with the SEC (excluding those filings made under Items 9 or 12 of Form 8-K) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and before termination of this offering.

You may obtain without charge a copy of any of the documents we incorporate by reference, except for exhibits to such documents which are not specifically incorporated by reference into such documents, by contacting us at Eastman Kodak Company, 343 State Street, Rochester, New York 14650-0218, Attention: James M. Quinn, Secretary. You may also telephone your request to Mr. Quinn at (585) 724-4368.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this prospectus and the documents incorporated by reference may be forward-looking in nature, or “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995. For example, references to our revenue, cash flow expectations and future focused cost reductions are forward-looking statements.

Actual results may differ from those expressed or implied in forward-looking statements. In addition, any forward-looking statements represent our estimates only as of the date they are made, and should not be relied upon as representing our estimates as of any subsequent date. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change. The forward-looking statements contained in this prospectus and the documents incorporated by reference are subject to a number of factors and uncertainties, including:

•	the successful

•	implementation of our recently announced digitally-oriented growth strategy, including the related implementation of future focused cost reductions;

•	implementation of product strategies (including digital products, category expansion, digitization, and organic light emitting diode (OLED) displays);

•	implementation of intellectual property licensing strategies;

•	development and implementation of e-commerce strategies;

•	completion of information systems upgrades, including SAP, our enterprise system software;

•	completion of various portfolio actions;

•	reduction of inventories;

•	reduction in capital expenditures;

•	improvement in receivables performance;

•	improvement in manufacturing productivity and techniques;

•	improvement in supply chain efficiency; and

•	development of our business in emerging markets like China, India, Brazil, Mexico and Russia;

•	inherent unpredictability of currency fluctuations and raw material costs;

•	competitive actions, including pricing;

•	the nature and pace of technology evolution, including the analog-to-digital transition;

•	continuing customer consolidation and buying power;

•	general economic, business, geopolitical and public health conditions; and

•	other factors and uncertainties disclosed from time to time in our filings with the SEC.

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference in this prospectus (see “Where You Can Find More Information”), contains an expanded discussion of the above factors and uncertainties to which forward-looking statements in this prospectus and the documents incorporated by reference herein are subject. Any forward looking statements in this prospectus and the documents incorporated by reference should be evaluated in light of these important factors and uncertainties as well as the risk factors and other cautionary information contained in this prospectus.

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SUMMARY OF INFORMATION

The following summary highlights selected information contained or incorporated by reference in this prospectus. The summary does not contain all of the information that may be important to you or that you should consider when making an investment decision. You should carefully read the summary together with the more detailed information that is contained and incorporated by reference in the rest of this prospectus.

THE COMPANY

We are the leader in helping people take, share, print and view images for information and for entertainment. We are a major participant in infoimaging — a $385 billion industry composed of devices (digital cameras and flat-panel displays), infrastructure (online networks and delivery systems for images) and services and media (software, film and paper) enabling people to access, analyze and print images. Our traditional products and services are sold directly to retailers and through distributors throughout the world. A significant portion of our digital equipment and solutions is sold direct to end-users with the balance sold through original equipment manufacturers (OEMs).

Reportable Segments

Photography Segment (69% of Revenues for the Year Ended December 31, 2003)

Our Photography segment includes digital and traditional product offerings for consumers, professional photographers and the entertainment industry. This segment combines digital and traditional photography and photographic services in all its forms, including consumer, advanced amateur, professional, and motion picture. We manufacture and market films (consumer, professional and motion picture), photographic papers, processing services, photofinishing equipment, photographic chemicals and cameras (including one-time-use, traditional and digital). We have also developed products that bridge traditional silver halide and digital products. Product and service offerings include kiosks, printer docks, consumer digital services and inkjet media. In addition, other digitization options have been created to stimulate more pictures in use, adding to the consumption of film and paper. These products serve amateur photographers, as well as professional, motion picture and television customers. Through Ofoto, Inc., we have also accelerated our growth in the online photography market and helped drive more rapid adoption of digital and online services.

Health Imaging Segment (18% of Revenues for the Year Ended December 31, 2003)

Analog and digital products and services of our Health Imaging segment enable healthcare customers (e.g., hospitals, imaging centers, etc.) to capture, process, integrate, archive and display images and information in a variety of forms. These products and services provide intelligent decision support through the entire patient pathway from research to detection to diagnosis to treatment. Our Health Imaging segment also provides products and services that help customers improve workflow and productivity in their facilities, which in turn helps them enhance the quality and productivity of healthcare delivery.

Traditional products of our Health Imaging segment include analog medical films, chemicals, and processing equipment, and our history has both made us a leader in this area and has served as the foundation for building our important digital imaging business. Health Imaging provides digital medical imaging and information products, systems and solutions, including digital print films, laser imagers, computed and digital radiography systems, and Healthcare Information Systems (HCIS). Our Health Imaging segment serves the general radiology market and specialty health markets, including dental, mammography and oncology. With our recent acquisition of PracticeWorks, Inc., we are positioned to offer choices within a full spectrum of dental imaging products — traditional and digital — and services providing innovative information technology to dental professionals. This segment also provides molecular imaging for the biotechnology research market.

Commercial Imaging Segment (12% of Revenues for the Year Ended December 31, 2003)

Our Commercial Imaging segment encompasses our business of providing imaging capture and solutions, analysis, printing and archiving. Markets for the segment include commercial printing and industrial, banking and insurance applications. Products include high-speed digital printing equipment, wide-format inkjet printers, inks, media and services, high-speed production document scanners, micrographic peripherals, and aerial, industrial, graphic and micrographic films. This segment also provides maintenance and professional services for our products as well as those of other manufacturers and provides imaging services to customers. On January 5, 2004, we acquired the assets of Scitex Digital Printing (now Kodak Versamark), the world leader in high-speed, variable data inkjet printing systems, from Scitex Corporation Ltd. Through this acquisition, we plan to accelerate our participation in the growing digital commercial printing equipment market. On February 9, 2004, we announced that we have agreed to sell the assets and business of our Remote Sensing Systems operation, including the stock of our wholly owned subsidiary Research Systems, Inc., to ITT Industries, Inc. as part of our efforts to further align our product portfolio with our business strategy. On March 8, 2004, we announced that we have agreed to acquire two lines of business and a subsidiary from Heidelberger Druckmaschinen AG, which we refer to as Heidelberg. We will purchase Heidelberg’s 50% interest in NexPress Solutions LLC, a 50/50 joint venture of Kodak and Heidelberg that makes digital color printing systems. We will also purchase the equity of Heidelberg Digital L.L.C., a leading maker of digital black-and-white printing systems. In addition, we will acquire NexPress GmbH, Heidelberg’s German subsidiary, and certain inventory and assets held by Heidelberg’s regional operations, or market centers, and we will offer employment to sales and service employees currently with those market centers. Through the Heidelberg acquisitions, we plan to further accelerate our participation in the digital commercial printing equipment market and diversify our business portfolio.

All Other

All Other consists primarily of our components group, which represents our diversification into high-growth product areas that are consistent with our historical strengths in imaging science. Our components group is comprised of our display business, the imaging sensor solutions business and an optics business. Products of this group include organic light emitting diode (OLED) displays, imaging sensor solutions, and optics and optical systems.

On August 21, 2003, we announced an organizational realignment which, effective January 1, 2004, changed our corporate segment reporting structure. As a result of this organizational realignment, our Photography segment has been renamed the Digital and Film Imaging Systems segment. While our Health Imaging segment has not changed, our Commercial Imaging segment has been reorganized into a Commercial Imaging segment and a Commercial Printing segment. The reorganized Commercial Imaging segment now includes our optics business, which was formerly reported in All Other, but excludes our investments in NexPress Solutions LLC and Kodak Polychrome Graphics. The reorganized Commercial Imaging segment offers image capture, output and storage products and services to businesses and government. The new Commercial Printing segment is comprised of: our investments in NexPress Solutions LLC and Kodak Polychrome Graphics; Kodak Versamark; and our graphics and wide-format inkjet businesses. The new Commercial Printing segment will also include the results of Heidelberg Digital L.L.C. and Heidelberg’s 50% interest in NexPress Solutions LLC upon the closing of those acquisitions. The new Commercial Printing segment offers on-demand color printing and networking publishing systems. All Other remains unchanged, with the exception of the transfer of our optics business to the reorganized Commercial Imaging segment. The intent of the organizational realignment is to accelerate growth in the commercial and consumer digital imaging markets.

On September 25, 2003, recognizing that demand for our traditional products is declining, especially in developed markets, we announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio. For more information regarding this and other recent developments with respect to our business, see “—Recent Developments” below.

Research & Development

Our research and development expenditures for each of our reportable segments were as follows:

	For the Year Ended December 31,
Segment	2003	2002	2001
	(in millions)

Photography Segment	$481	$513	$542
Health Imaging Segment	178	152	152
Commercial Imaging Segment	51	63	58
All Other	71	34	27

Total	$781	$762	$779

The downward trend in research and development expenditures in the Photography and Commercial Imaging segments and the upward trend in the Health Imaging segment and All Other reflect the shift in strategic focus from traditional products, such as color negative film and paper and color reversal films, to digital product areas, such as display technology, including OLED, digital medical imaging, software and digital printing.

Recent Developments

Digitally-Oriented Strategy Announced

On September 25, 2003, recognizing that demand for our traditional products is declining, especially in developed markets, we announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio while accelerating the implementation of our existing digital product strategies in the consumer markets. Actions to be taken in connection with these plans include cutting costs and managing our traditional consumer film and paper businesses for cash and manufacturing share; refocusing our research and development expenditures; accelerating investments in commercial markets; and acquiring other companies and technology to broaden our portfolio of digital products and services. On February 9, 2004, as part of our efforts to further align our product portfolio with our business strategy, we announced that we have agreed to sell the assets and business of our Remote Sensing Systems operation, including the stock of our wholly owned subsidiary Research Systems, Inc., to ITT Industries, Inc. The proceeds from the transaction will further strengthen our financial position and flexibility during our business model transition.

We plan to center our growth efforts on three broad markets: the commercial market, the consumer market and the health market. Our commercial initiatives include developing commercial imaging services for business customers, such as on-demand digital color printing. Our consumer initiatives include accelerating the growth of our EasyShare digital camera business and increasing the printing of pictures at home, from home or at retail. Our health initiatives involve gaining more market share in the digital capture of medical images and building an information services business that takes full advantage of the convergence of images and information technology. In connection with these growth efforts, we recently acquired PracticeWorks Inc., which allows us to offer choices within a full spectrum of dental imaging products and services that provide innovative information technology to dental professionals. In addition, we recently acquired the assets of Scitex Digital Printing and announced that we have agreed to acquire two lines of business and a subsidiary from Heidelberg. Through these acquisitions, we plan to accelerate our participation in the growing digital commercial printing equipment market.

In the next two years, we plan to reinforce our foundation in consumer, medical, entertainment and professional film imaging products and services by continuing to cut costs and by managing the consumer film and paper businesses for cash and manufacturing share. In the following three years, we plan to use the cash generated by our traditional businesses to strengthen our share of the commercial, consumer and health markets. Thereafter, we plan to use our brand and technology to build new businesses in such markets as commercial workflow management, mobile imaging and flat-panel and flexible film displays, among others.

In order to achieve our goals, we will need to maintain financial flexibility while taking advantage of the cash-generation capability of our traditional businesses. To this end, on September 24, 2003 our board of directors reduced the semi-annual dividend that we paid on our common stock on December 12, 2003 to $0.25 per share ($0.50 annually) from the semi-annual dividend payment of $0.90 per share ($1.80 annually) paid in July 2003.

Ratings Downgrade

On September 25, 2003, Standard & Poor’s Ratings Services downgraded our long-term credit rating to BBB- and our short-term credit rating to A-3, each with a stable outlook, and removed us from CreditWatch. On November 26, 2003, Standard & Poor’s Ratings Services revised our outlook to negative from stable and affirmed our ratings. On September 19, 2003, Moody’s Investor Services, Inc. downgraded our long-term credit rating to Baa3 and our short-term credit rating to Prime-3, each with a negative outlook. On August 11, 2003, Fitch, Inc. downgraded our long-term credit rating to BBB- and our commercial paper rating (short-term credit rating) to F3, each with a negative outlook.

SUMMARY OF THE OFFERING

For a more complete description of the terms of the notes and the common stock issuable upon conversion of the notes, see “Description of the Notes” and “Description of Our Common Stock.”

Issuer	Eastman Kodak Company

Issue Price	100%

Notes Offered	$575,000,000 aggregate principal amount of 3.375% Convertible Senior Notes due 2033.

Maturity	October 15, 2033

Interest	3.375% per year on the principal amount, payable semiannually in arrears on each April 15 and October 15, beginning on April 15, 2004.

We will also pay to the selling securityholders additional amounts, if any, on their notes and shares of our common stock issued upon conversion of such notes in accordance with the registration rights agreement, under the circumstances described in this prospectus. Purchasers of notes in the offering made by this prospectus, and of shares of our common stock issued upon conversion of the notes, will not be entitled to receive additional amounts. See “—Registration Rights” and “Description of the Notes—Registration Rights.”

Ranking

The notes are unsecured and rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness. The notes are effectively subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

Conversion Rights	Holders may convert their notes, in whole or in part, into shares of our common stock only under the following circumstances:

(1)	during any calendar quarter (and only during such calendar quarter), beginning with the quarter ended March 31, 2004, if the last reported sale price of our common stock for at least 20 trading days, whether or not consecutive, during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day,

(2)	during any five consecutive trading day period following any 10 consecutive trading day period in which (1) the trading price of a note for each day of such period was less than 105% of the conversion value, as each term is described herein, and (2) the conversion value for each day of such period was less than 95% of the principal amount of a note,

(3)	if the notes have been called for redemption (but only those notes so called),

(4)	upon the occurrence of specified corporate transactions described under “Description of the Notes—Conversion

Rights—Conversion Upon Specified Corporate Transactions,” and

(5)	during any period in which the credit rating assigned to the notes by either Moody’s or S&P is lower than Ba2 or BB, respectively, or the notes are no longer rated by at least one of these rating services or their successors.

For each $1,000 principal amount of notes surrendered for conversion, you will receive 32.2373 shares of our common stock. This represents an initial conversion price of $31.02 per share of common stock. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued and unpaid interest. Except as otherwise described in this prospectus, you will not receive any payment representing accrued and unpaid interest upon conversion of a note. Notes called for redemption may be surrendered for conversion prior to the close of business on the second business day immediately preceding the redemption date.

Optional Redemption

Prior to October 15, 2010, the notes will not be redeemable. On or after October 15, 2010, we may redeem for cash all or part of the notes at any time and from time to time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee under the indenture under which the notes have been issued, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including additional amounts owed, if any, to, but excluding, the redemption date. See “Description of the Notes—Optional Redemption.”

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase all or any portion of their notes for cash on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including additional amounts owed, if any, to, but excluding, such purchase date. See “Description of the Notes—Purchase of Notes by Us at the Option of the Holder.”

Fundamental Change

If we undergo a Fundamental Change (as defined under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder”) prior to maturity, holders will have the right, at their option, to require us to purchase for cash all of their notes or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional amounts owed, if any, to, but excluding, the Fundamental Change purchase date. See “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Significant Covenants

The notes have been issued under an indenture that contains certain restrictive covenants for your benefit. The covenants, which are described under “Description of the Notes,” restrict our ability, with certain exceptions, to:

•	incur certain debt secured by liens, without equally and ratably securing the notes;

•	engage in certain sale and leaseback transactions; and

•	merge, consolidate or transfer substantially all of our assets.

Registration Rights

Pursuant to a registration rights agreement that we entered into in connection with the private offering of the notes in October 2003, we have filed a shelf registration statement under the Securities Act of 1933, of which this prospectus is a part, relating to the resale of the notes and the common stock issuable upon conversion thereof. If the registration statement has not become effective within the time periods set forth in this prospectus, or if this prospectus is unavailable for longer periods of time than are set forth in this prospectus, we will be required to pay additional amounts to holders of notes (and the common stock issuable upon conversion thereof) that have not been sold in the offering made by this prospectus. Investors who purchase notes or shares of common stock from selling securityholders in this offering will not be entitled to any rights under the registration rights agreement (including the right to receive any additional amounts payable by us). See “Description of the Notes—Registration Rights.”

Use of Proceeds	We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

Trustee, Paying Agent and Conversion Agent	The Bank of New York

Risk Factors

You should consider carefully all of the information set forth in this prospectus and, in particular, you should evaluate the specific factors set forth under “Risk Factors” beginning on page 11, before deciding whether to invest in the notes.

Governing Law	The indenture and the notes are governed by, and are to be construed in accordance with, the laws of the State of New York.

Book-Entry Form

The notes were issued in book-entry form and are represented by permanent global certificates without interest coupons deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated notes, except in limited circumstances.

Trading

The notes will not be listed on any securities exchange or included in any automated quotation system. No assurance can be given as to the development or liquidity of any trading market for the notes. The notes originally issued and sold in the private offering are trading in the PORTAL market. However, notes sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL market. Our common stock is listed on the New York Stock Exchange under the symbol “EK.”

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth summary consolidated financial information and other data with respect to each of the fiscal years in the three-year period ended December 31, 2003. When you read this summary consolidated financial information and other data, you should also read the historical consolidated financial statements and accompanying notes, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that we have included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003. You can obtain this report by following the instructions we provide under “Where You Can Find More Information.”

	As of or for the Year Ended December 31,
	2003	2002	2001
	(in millions)
Statement of Earnings Data:
Net sales	$13,317	$12,835	$13,229
Cost of goods sold	9,033	8,225	8,661

Gross profit	4,284	4,610	4,568
Selling, general and administrative expenses	2,648	2,530	2,625
Research and development costs	781	762	779
Goodwill amortization	—	—	153
Restructuring costs and other	484	98	659

Earnings from continuing operations before interest, other charges, net and income taxes	371	1,220	352
Interest expense and other charges, net	199	274	237

Earnings from continuing operations before income taxes	172	946	115
(Benefit) provision for income taxes	(66)	153	34

Earnings from continuing operations	238	793	81
Earnings (loss) from discontinued operations, net of income tax benefits	27	(23)	(5)

Net earnings	$265	$770	$76

Balance Sheet Data:
Cash and cash equivalents	$1,250	$569	$448
Goodwill, net	1,384	981	948
Total assets	14,818	13,494	13,362
Short-term borrowings	946	1,442	1,534
Long-term debt, net of current portion	2,302	1,164	1,666
Total shareholders’ equity	3,264	2,777	2,894

	For the Year Ended December 31,
	2003	2002	2001
	(in millions, except ratios)
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$1,645	$2,204	$2,206
Investing activities	(1,267)	(758)	(1,188)
Financing activities	270	(1,331)	(808)
Depreciation and amortization	830	818	917
Additions to properties	(506)	(577)	(743)
Effect of exchange rate changes on cash	33	6	(8)

Other Data:
Ratio of earnings to fixed charges(1)	2.3	5.8	1.7

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent earnings from continuing operations before income taxes and before adjustments for minority interest in consolidated subsidiaries and income or loss from equity investees, plus interest expense, the interest component of rental expense and amortization of capitalized interest. Fixed charges consist of interest expense, the interest component of rental expense, and capitalized interest. (The interest portion of rental expense is assumed to approximate one-third of rental expense.)

RISK FACTORS

In considering whether to purchase the notes, you should carefully consider the risks described below and the other information we have included or incorporated by reference in this prospectus.

Risks Related to Our Business

Our credit ratings have recently been downgraded. Further downgrades of our credit ratings would give certain rights to holders of certain of our outstanding debt securities and would increase our cost of financing and adversely affect the trading price and liquidity of the notes.

In the third quarter of 2003, Standard & Poor’s Ratings Services downgraded our long-term credit rating to BBB- and our short-term credit rating to A-3, each with a stable outlook, and removed us from CreditWatch, Moody’s Investor Services, Inc. downgraded our long-term credit rating to Baa3 and our short-term credit rating to Prime-3, each with a negative outlook, and Fitch, Inc. downgraded our long-term credit rating to BBB- and our commercial paper rating (short-term credit rating) to F3, each with a negative outlook. On November 26, 2003, Standard & Poor’s Ratings Services revised our outlook to negative from stable and affirmed our ratings. We cannot assure you that our credit ratings will not be further downgraded by Standard & Poor’s Ratings Services, Moody’s Investor Services, Inc. or Fitch, Inc.

In the event that our long-term credit rating falls below BBB- by Standard & Poor’s Ratings Services or Baa3 by Moody’s Investor Services, Inc. and such condition continues for a period of 30 days, any outstanding borrowings under our accounts receivable securitization program could be accelerated. Further, a negative change in our credit rating could have an adverse effect on the market price and liquidity of the notes, could adversely affect our ability to access capital and could result in an increase in borrowing costs, including an increase in interest rates payable under future indebtedness.

We cannot assure you that we will be successful in carrying out our recently announced digitally-oriented growth strategy in a manner that strengthens or maintains our credit profile, nor can we assure you that the rating agencies will regard the measures we do carry out as sufficient. While we intend to fund the acquisition part of our digitally-oriented growth strategy from free cash flow, if the level of cash flow from our traditional consumer film and paper businesses decreases faster than we anticipate, or if we identify attractive acquisition candidates sooner than we expect, we may need to incur additional indebtedness in an amount which could cause adverse rating consequences. We cannot assure you that we will proceed with any measures that might be favorable from a credit protection point of view if we believe these measures are inconsistent with our growth and diversification strategy.

Failure to achieve the benefits we expect from our recently announced digitally-oriented growth strategy could adversely affect our results of operations and future growth.

We have recently announced plans to emphasize digital technology to expand into a range of commercial businesses in order to create a more balanced and diversified business portfolio while accelerating the implementation of our existing digital product strategies in the consumer markets. We expect that these initiatives will require us to incur restructuring charges. Our expected benefits from these initiatives are subject to many estimates and assumptions, including assumptions regarding:

•	the amount and timing of cost savings and cash flow that we can achieve from our traditional consumer film and paper businesses;

•	the speed at which consumer transition from traditional photography to digital photography occurs;

•	our ability to develop new digital businesses in our commercial, consumer and health markets;

•	our ability to identify and complete compatible strategic acquisitions consistent with our growth timeline; and

•	the costs and timing of activities undertaken in connection with these initiatives.

In addition, these estimates and assumptions are subject to significant economic, competitive and other uncertainties that are beyond our control. If these assumptions are not realized, or if other unforeseen events occur, our results of operations could be adversely affected, as we may not be able to grow our business, and our ability to compete could be negatively affected.

Delay or inability to implement our product development strategies could adversely affect our revenues and business.

Unanticipated delay in implementing or a failure to implement our product development strategies, including strategies related to digital products, category expansion, digitization, and organic light emitting diode (OLED) displays, could adversely affect our revenues. In order to successfully transition our existing products and develop and deploy new products, we must make accurate predictions of the product development schedule as well as volumes, product mix, customer demand, sales channels, and configuration. The process of developing new products and services is complex and often uncertain due to the frequent introduction of new products that offer improved performance and pricing. We may anticipate demand and perceived market acceptance that differs from the product’s realizable customer demand and revenue stream. Further, in the face of intense industry competition, any delay in the development, production or marketing of a new product could decrease any advantage we may have to be the first or among the first to market. Our failure to carry out a product rollout in the time frame anticipated and in the quantities appropriate to customer demand, or at all, could adversely affect future demand for our products and services and have an adverse effect on our business.

The failure to effectively integrate new acquisitions as well as the failure to streamline and simplify our business could adversely affect our revenues.

We have recently completed various business acquisitions and intend to complete various other business acquisitions in the future, particularly in our Health Imaging and Commercial Imaging segments, in order to strengthen and diversify our portfolio of businesses. At the same time, we need to streamline and simplify our traditional businesses, including our photofinishing operations in the United States and Europe, Africa, and the Middle East Region (EAMER). In the event that we fail to effectively manage the portfolio of our more traditional businesses while simultaneously integrating these acquisitions, we could fail to obtain the expected synergies and favorable impact of these acquisitions. Such a failure could cause us to lose market opportunities and experience a resulting adverse impact on our revenues and earnings.

Delays in our plans to reduce inventories and capital expenditures and to improve receivable performance and manufacturing productivity could adversely affect our cash flow outlook and gross margins.

We continue to focus on reducing inventories and capital expenditures and improving receivable performance and manufacturing productivity. Unanticipated delays in our plans to continue inventory reductions could adversely impact our cash flows. Planned inventory reductions could be compromised by slower sales that could result from continued weak global economic conditions. Purchasers’ uncertainty about the extent of the global economic downturn could result in lower demand for our products and services. In addition, the competitive environment and the transition to digital products and services could also place pressures on our sales and market share. In the event we are unable to successfully manage these issues in a timely manner, our planned inventory reductions could be adversely impacted.

If we exceed our 2004 capital spending plan, our cash flow outlook could be adversely impacted. Further, if we deem it necessary to increase spending with respect to regulatory requirements or if unanticipated general maintenance obligations arise that require more capital spending than planned, the increased spending could have an adverse impact on our cash flow.

Unanticipated delays in our plans to continue to improve our accounts receivable collection and to reduce the number of day sales outstanding could also adversely impact our cash outlook. A continued weak economy could slow customer payment patterns. In addition, competitive pressures in major segments may cause the financial condition of certain of our customers to deteriorate. These same pressures may adversely affect our efforts to shorten customer payment terms. Further, our ability to manage customer risk while maintaining a competitive market share may adversely affect continued accounts receivable improvement.

Delays in our plans to improve manufacturing productivity and control costs of operations could negatively impact our gross margins. Our failure to successfully manage operational performance factors could delay or curtail planned improvements in manufacturing productivity. Accelerating digital substitution could result in lower factory volumes than planned, which would also negatively impact our gross margins. Similarly, if we are unable to successfully negotiate raw material costs with our suppliers, or if we experience adverse pricing with respect to certain of our commodity-based raw materials, reduction in our gross margins could occur. Additionally, if we are delayed in increasing our manufacturing capabilities for certain of our products in some of our developing markets, particularly cost competitive markets such as China, our gross margins would be adversely impacted.

Delay in our planned improvement in supply chain efficiency could adversely affect our business by preventing shipments of certain products to be made in the desired quantities and in a timely manner. The planned efficiencies could be compromised if we expand into new markets with new applications that are not fully understood or if our product portfolio broadens beyond that anticipated when the plans were initiated. Unforeseen changes in manufacturing capacity could also compromise our supply chain efficiencies.

Intense price competition and customer consolidation could adversely impact our revenue, gross margins, earnings and growth rate.

Competition remains intense in the imaging sector in our photography, commercial and health segments. On the photography side, price competition has been driven somewhat by consumers’ conservative spending behaviors during times of a weak world economy, international tensions and the accompanying concern over war and terrorism. On the commercial and health side, aggressive pricing tactics have intensified during contract negotiations as competitors vie for customers and market share domestically. If our pricing and marketing programs are not sufficiently competitive with those offered by our current and future competitors, we may lose market share, adversely affecting our revenue and gross margins.

The impact of continuing customer consolidation and buying power could have an adverse impact on our revenue, gross margins, and earnings. In the competitive consumer retail environment, there is a movement from small individually owned retailers to larger and commonly known mass merchants. In the commercial environment, there is a continuing consolidation of various group purchasing organizations. Our resellers and distributors may elect to use suppliers other than us. Our challenge is to successfully negotiate contracts that provide the most favorable conditions to us in the face of price and marketing programs by our aggressive competitors.

Developments in foreign markets in which we conduct business as well as changes in currency exchange and interest rates could adversely affect our operations, earnings, business, and financial position.

We conduct business in developing markets with economies that tend to be more volatile than those in the United States and Western Europe. The risks of doing business in certain of these markets include the financial instability of customers, political instability and potential conflict and other non-economic factors, such as irregular trade flows that need to be managed successfully with the help of local governments. Our failure to successfully manage the economic, political and other risks relating to doing business in developing countries and economically and politically volatile areas could adversely affect our operations and earnings.

Our global operating and financing activities expose us to changes in currency exchange rates and interest rates, which could adversely affect our results of operations and financial position. Exchange rates and interest rates in certain markets in which we do business tend to be more volatile than those in the United States and Western Europe. For example, in early 2002, the United States dollar was eliminated as Argentina’s monetary benchmark, resulting in significant currency devaluation. There can be no guarantee that the economic situation in developing markets or elsewhere will not worsen, which could result in future effects on earnings should such events occur.

Risks Related to the Notes

The price of our common stock has declined considerably in the last year and may fluctuate widely in the future, which would affect the market value of the notes.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to factors including the following, many of which are beyond our control:

•	quarterly fluctuations in our operating and financial results,

•	changes in financial estimates and recommendations by financial analysts,

•	changes in the ratings of our notes or other securities,

•	fluctuations in the stock price and operating results of our competitors,

•	dispositions, acquisitions and financings, and

•	general conditions in the industries in which we operate.

The market price of our common stock has declined considerably during the past year, due in part to our announcement of a decrease in the amount of dividends declared on our common stock and of our digitally-oriented growth strategy. In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of our notes and our common stock.

An active trading market may not develop for the notes.

The notes are a recent issue of securities with no established trading market and will not be listed on any securities exchange. An active trading market for the notes may not develop or continue for any period of time. Even if a market for the notes does develop, there may not be liquidity in that market, or the notes might trade for less than their original value or face amount. If an active trading market does not develop, the market price and liquidity of the notes may be adversely affected.

We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.

On October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes also may require us to purchase their notes upon a Fundamental Change as described under “Description of the Notes—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.” A Fundamental Change also may constitute an event of default under, and result in the acceleration of the maturity of, our other indebtedness under another indenture or other agreement. We cannot assure you that we would have sufficient financial resources, or would be able to arrange financing, to pay the purchase price for the notes tendered by holders. Failure by us to purchase the notes when required will result in an Event of Default with respect to the notes.

If you hold notes, you will not be entitled to any rights with respect to our common stock that your notes are convertible into, but you will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock that your notes are convertible into (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you upon conversion of your notes and in limited cases under the conversion rate adjustments of the notes. For example, in the event that an amendment is proposed to our restated certificate of incorporation or by-laws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of common stock to you upon the conversion of your notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock effected by the amendment.

We may issue additional shares of common stock and thereby materially and adversely affect the price of our common stock.

We are not restricted from issuing additional common stock during the life of the notes and have no obligation to consider your interests for any reason. If we issue additional shares of common stock, it may materially and adversely affect the price of our common stock and, in turn, the price of the notes.

Our restated certificate of incorporation provisions, and several other factors, could limit another party’s ability to acquire us and could deprive you of the opportunity to obtain a takeover premium for your shares of common stock.

A number of provisions in our restated certificate of incorporation and New Jersey law could make it difficult for another company to acquire us and for you to receive any related takeover premium for our common stock. See “Description of Our Common Stock—Anti-Takeover Protection.”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the common stock issuable upon conversion of the notes.

We received approximately $1,057,795,000 in aggregate net proceeds from the sale of the notes to the initial purchasers on October 10, 2003 and the concurrent registered public offering of $500,000,000 aggregate principal amount of our 7.25% senior notes due 2013. Approximately $610,000,000 of the aggregate net proceeds from those offerings is being used to retire some of our outstanding short-term debt, primarily commercial paper borrowings. The balance of the aggregate net proceeds we received from those offerings was used to fund our previously announced acquisition of PracticeWorks, Inc.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock trades on the NYSE under the symbol “EK.” The following table sets forth on a per share basis the high and low closing prices for our common stock for the periods indicated.

	High	Low
2002
First Quarter	$33.49	$26.12
Second Quarter	35.25	28.69
Third Quarter	31.58	26.63
Fourth Quarter	38.22	25.86
2003
First Quarter	40.24	27.68
Second Quarter	31.99	27.25
Third Quarter	29.80	20.94
Fourth Quarter	25.67	20.50
2004
First Quarter	30.95	24.80
Second Quarter (through April 30, 2004)	26.59	24.95

On April 30, 2004, the last reported sale price of our common stock on the NYSE was $25.79 per share. As of April 30, 2004, there were approximately 83,551 holders of record of our common stock.

We declared semi-annual dividends on our common stock at the rate of $0.90 per share in 2001 and 2002. On September 24, 2003, our board of directors reduced the semi-annual dividend that we paid on our common stock on December 12, 2003 to $0.25 per share ($0.50 annually) from the semi-annual dividend payment of $0.90 per share ($1.80 annually) in July 2003.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2003. This information should be read in conjunction with our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, incorporated by reference in this prospectus.

As of December 31, 2003
(in millions)
Cash and cash equivalents	$1,250

Short-term debt
Commercial paper	304
Other short-term debt	642

Total short-term debt	946

Long-term debt, net of current portion
Outstanding	1,227
The notes	575
7.25% senior notes due 2013	500

Total long-term debt, net of current portion	2,302

Shareholders’ equity
Common stock, $2.50 par value; authorized 950,000,000 shares; 286,580,671 shares outstanding at December 31, 2003(1)	978
Additional paid-in capital	850
Retained earnings	7,527
Accumulated other comprehensive loss	(231)
Unearned restricted stock	(8)
Treasury stock	(5,852)

Total shareholders’ equity	3,264

Total capitalization	$6,512

(1)	Does not include 18,536,447 shares of our common stock reserved for issuance upon conversion of the notes.

DESCRIPTION OF THE NOTES

The following description of the notes is only a summary and is not intended to be comprehensive. For purposes of this “Description of the Notes,” the terms “Kodak,” “we,” “our,” “ours” and “us” refer only to Eastman Kodak Company and not to any of our subsidiaries.

General

On October 10, 2003, we issued and sold in a private offering $575,000,000 aggregate principal amount of the notes. The notes were issued as a series of senior debt securities under the indenture dated as of January 1, 1988 between us and The Bank of New York, as trustee, as supplemented by a first supplemental indenture dated as of September 6, 1991, a second supplemental indenture dated as of September 20, 1991, a third supplemental indenture dated as of January 26, 1993, a fourth supplemental indenture dated as of March 1, 1993 and a fifth supplemental indenture dated as of October 10, 2003. As used in this prospectus, “indenture” means the original indenture as supplemented by the supplemental indentures. A copy of the indenture is filed as an exhibit to the registration statement. The following summary of certain provisions of the indenture and the notes is not complete and is subject to, and is qualified in its entirety by reference to, the provisions of the indenture. Unless otherwise indicated, capitalized terms we use but do not define under this caption of the prospectus have the meanings given them in the indenture.

The indenture does not limit the amount of debt securities that we may issue under it. It permits us to issue debt securities from time to time in one or more series, in an aggregate principal amount authorized by us before each issuance. We may issue multiple series of debt securities with different terms or “reopen” a previous series of debt securities and issue additional debt securities of that series.

The notes have been issued in registered form without coupons only in denominations of $1,000 and integral multiples of $1,000.

Interest on the notes accrues at the rate of 3.375% per year. We will pay interest on the notes in arrears on each April 15 and October 15, beginning April 15, 2004 to the person or persons in whose names the notes are registered at the close of business on the April 1 or October 1, respectively, immediately preceding the relevant interest payment date, except that we will pay interest payable at maturity or on a repurchase or redemption date to the person or persons to whom principal is payable. If any date on which interest is payable is not a business day, we will pay interest on the next business day (without any interest or other payment due on account of the delay). Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months and, in the case of an incomplete month, the actual number of days elapsed. If the maturity date or any redemption date or purchase date (including upon the occurrence of a Fundamental Change, as described below) for the notes falls on a day that is not a business day, we will pay the interest and principal payable on the next business day (without any interest or other payment due on account of the delay). The term “business day,” when used with respect to any place of payment for the notes, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment are authorized or obligated by law to close.

In addition, we will pay additional amounts on the notes under the circumstances described under “—Registration Rights.”

Interest payments on the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

Holders may present notes for conversion at the office of the conversion agent and may present notes for exchange or for registration of transfer at the office or agency maintained by us for that purpose in the Borough of Manhattan, The City of New York. We will not charge a service charge for any exchange or registration of transfer of notes. However, we may require payment of a sum sufficient to cover any tax or other governmental charge payable for the registration of transfer or exchange. The trustee is serving as the initial conversion agent, paying agent, registrar and transfer agent for the notes. At any time, we may designate additional paying agents and transfer agents. However, at all times we will be required to maintain a paying agent and transfer agent for the notes in the Borough of Manhattan, The City of New York.

Any monies deposited with the trustee or any paying agent or then held by us in trust for the payment of principal, premium, if any, and interest (including additional amounts, if any) on the notes that remains unclaimed for two years after the date the payments became due and payable, shall, at our request, be repaid to us or released from trust, as applicable, and the holder of the note shall thereafter look, as a general unsecured creditor, only to us for payment thereof.

Ranking

The notes are our direct, unsecured and unsubordinated obligations. The notes rank equally in right of payment with all of our other existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our existing and future subordinated debt. In addition, the notes effectively rank junior to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness. Claims of creditors of our subsidiaries, including trade creditors and secured creditors, will generally have a claim to the assets of our subsidiaries that is superior to the claims of our creditors, including holders of the notes. All debt securities issued under the indenture will rank equally with each other, including other debt securities previously or hereafter issued under the indenture.

As of December 31, 2003, we had outstanding approximately $2,676,000,000 of unsecured, unsubordinated indebtedness ranking equally in right of payment with the notes, excluding indebtedness of subsidiaries. As of December 31, 2003, we did not have any secured indebtedness or subordinated indebtedness. As of December 31, 2003, our subsidiaries had approximately $572,000,000 of indebtedness outstanding, all of which ranks structurally senior to the notes. Except as described below under “—Certain Covenants” with respect to secured indebtedness, the indenture will not limit the amount of indebtedness we or our subsidiaries may incur.

Optional Redemption

Prior to October 15, 2010, the notes will not be redeemable. On or after October 15, 2010, we may redeem the notes for cash at any time in whole, or from time to time in part, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest, including additional amounts, if any, to but excluding the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice, or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

No sinking fund is provided for the notes.

Conversion Rights

Subject to satisfaction of the conditions and during the periods and under the circumstances described below, holders may convert their notes into shares of our common stock initially at a conversion rate of 32.2373 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $31.02 per share of common stock) prior to the close of business on October 15, 2033. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are an integral multiple of $1,000 principal amount.

Except as otherwise described below, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion we will deliver to you a whole number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the last reported sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock and the cash payment for fractional shares, if any, will be deemed to satisfy our obligation to pay the principal amount of the notes and to satisfy our obligation to pay accrued and unpaid interest attributable to the period from the most recent interest payment date through the conversion date. As a result, unpaid interest through the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding conversion of any notes, holders of the notes and any shares of common stock issuable upon conversion thereof that are entitled to the rights under the registration rights agreement will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “—Registration Rights.”

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because the holder requests that the shares be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The holder may also be required to pay the amount of interest due on the notes on the next succeeding interest payment date as described below. The conversion agent will, on the holder’s behalf, convert the notes into shares of our common stock. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day following the conversion date.

If a holder has already delivered a purchase notice as described under either “—Purchase of Notes by Us at the Option of the Holder” or “—Fundamental Change Requires Purchase of Notes by Us at the Option of the

Holder” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date following a Fundamental Change that is during such period or (3) any overdue interest exists at the time of conversion with respect to such notes to the extent of such overdue interest. Holders of the notes and any shares of common stock issued upon conversion thereof that are entitled to the rights under the registration rights agreement will continue to be entitled to receive additional amounts in accordance with the registration rights agreement.

Holders may surrender their notes for conversion into shares of our common stock prior to stated maturity only under the circumstances described below. For a discussion of the United States federal income tax consequences of a conversion of the notes into our common stock, see “Certain United States Federal Income Tax Considerations.”

Conversion Upon Satisfaction of Sale Price Condition.     A holder may surrender all or any of its notes for conversion into shares of our common stock in any calendar quarter (and only during such calendar quarter), beginning with the quarter ending March 31, 2004, if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter is greater than or equal to 120% of the applicable conversion price per share of our common stock on such last trading day.

Conversion Rights Based on Notes Trading Price.     Holders may also surrender the notes for conversion, in whole or in part, during any five consecutive trading day period following any 10 consecutive trading day period in which (1) the trading price of a note for each day of such period was less than 105% of the conversion value, as each term is described herein, and (2) the conversion value for each day of such period was less than 95% of the principal amount of a note.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the bid solicitation agent for $10,000,000 principal amount of notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated, nationally recognized securities dealers we select, provided that if:

•	at least three such bids are not obtained by the bid solicitation agent, or

•	in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes,

then the trading price of the notes on such determination date will equal (a) the then applicable conversion rate of the notes multiplied by (b) the average last reported sale price of our common stock for the five trading days ending on such determination date.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which our common stock is traded or, if our common stock is not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market.

If our common stock is not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common stock is not so quoted, the “last reported sale price” will be the average of the midpoint of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

The trustee is the initial bid solicitation agent. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from nationally recognized securities dealers that are believed by us to be willing to bid for the notes.

“Conversion value” is equal to the product of the last reported sale price for a share of Kodak common stock on a given day multiplied by the then-current conversion rate, which is the number of shares of common stock into which each note is then convertible.

Conversion Upon Redemption.     If we issue a notice that we intend to redeem the notes, holders may convert their notes called for redemption, in whole or in part, into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Specified Corporate Transactions.     If we elect to:

•	distribute to all holders of our common stock rights entitling them to purchase, for a period expiring within 60 days after the date of the distribution, shares of our common stock at less than the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date of the distribution, or

•	distribute to all holders of our common stock our assets, debt securities or rights to purchase our securities, which distribution has a per share value as determined by our board of directors exceeding 5% of the last reported sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify the holders of the notes at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion, in whole or in part, at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date and the date of our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion. The “ex-dividend date” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash, property or securities, a holder may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction (or the close of business of the business day immediately preceding the date on which we announce that the transaction will not take place). If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Fundamental Change, as defined below, a holder may require us to purchase all or a portion of its notes as described below under “—Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder.”

Conversion Upon Credit Ratings Event.     A holder may convert notes, in whole or in part, into shares of our common stock during any period in which the credit rating assigned to the notes by either Moody’s Investor Services, Inc. or Standard & Poor’s Ratings Services is lower than Ba2 or BB, respectively, or the notes are no longer rated by at least one of these ratings services or their successors.

Conversion Rate Adjustments.     The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1)   the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock,

(2)   the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants,

(3)   subdivisions or combinations of our common stock,

(4)   distributions to all holders of our common stock of our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities (excluding (A) any dividend, distribution or issuance covered by clause (1) or (2) above and (B) any dividend or distribution paid exclusively in cash), in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of a share of our common stock and the denominator of which is the current market price of a share of our common stock minus the fair market value, as determined by our board of directors, except as described in the following paragraph, of the portion of those assets, debt securities, shares of capital stock or rights or warrants so distributed applicable to one share of common stock.

In the event that we make a distribution to all holders of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average of the closing sales prices of those securities for each of the 10 trading days commencing on and including the fifth trading day after the date on which “exdividend trading” commences for such dividend or distribution on the New York Stock Exchange or such other national or regional exchange or market on which the securities are then listed or quoted.

(5)   distributions by us consisting exclusively of cash to all holders of our common stock, excluding any cash dividend on our common stock to the extent that the aggregate cash dividend per share of our common stock in any semi-annual period does not exceed $0.25 (the “dividend threshold amount”); the dividend threshold amount is subject to adjustment on the same basis as the conversion rate, provided that no adjustment will be made to the dividend threshold amount for any adjustment made to the conversion rate pursuant to this clause (5), in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the current market price of a share of our common stock and the denominator of which will be the current market price of a share of our common stock minus the amount per share of such dividend increase (as determined below) or distribution.

If an adjustment is required to be made under this clause (5) as a result of a cash dividend in any six-month period that exceeds the dividend threshold amount, the adjustment would be based upon the amount by which the distribution exceeds the dividend threshold amount (the dividend increase). If an adjustment is otherwise required to be made under this clause (5), the adjustment would be based upon the full amount of the distribution.

(6)   a payment by us or one of our subsidiaries in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, in which event the conversion rate will be adjusted by multiplying:

•	the conversion rate by

•	a fraction, the numerator of which will be the sum of (x) the fair market value, as determined by our board of directors, of the aggregate consideration payable for all shares of our common stock we purchase in such tender or exchange offer and (y) the product of the number of shares of our common stock outstanding less any such purchased shares and the last reported sale price of our common stock on the trading day next succeeding the expiration of the tender or exchange offer and the denominator of which will be the product of the number of shares of our common stock outstanding, including any such purchased shares, and the last reported sale price of a share of our common stock on the trading day next succeeding the expiration of the tender or exchange offer.

Notwithstanding the foregoing, in the event of an adjustment pursuant to clause (5) or (6), or clauses (5) and (6), in no event will the conversion rate exceed 47.3934, subject to adjustment pursuant to clauses (1), (2), (3) and (4) above.

To the extent that we have a rights plan in effect upon conversion of the notes into shares of our common stock, the holder will receive, in addition to the shares of our common stock, the rights under the rights plan pertaining to such shares of our common stock unless the rights have separated from the common stock prior to the time of conversion, in which case the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our common stock our assets, debt securities, shares of our capital stock or rights or warrants to purchase our securities as described in clause (4) above.

In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 business days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give holders of notes at least 15 days’ notice of such an increase in the conversion rate.

Certain adjustments to, or failures to adjust, the conversion price of the notes may cause holders of notes or common stock to be treated for United States federal income tax purposes as having received a taxable distribution under the United States federal income tax laws. See “Certain United States Federal Income Tax Considerations.”

As used in this prospectus, “market price” means the average of the last reported sale prices per share of our common stock for the 20 consecutive trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 consecutive trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

No adjustment to the conversion rate or the ability of a holder of a note to convert will be made if the holder will otherwise participate in the distribution without conversion or in certain other cases.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan,

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries,

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued,

•	for a change in the par value of the common stock, or

•	for accrued and unpaid interest, including additional amounts, if any.

No adjustment in the applicable conversion rate will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion rate. If the adjustment is not made because the adjustment does not change the applicable conversion rate by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase all or any portion of their notes on October 15, 2010, October 15, 2013, October 15, 2018, October 15, 2023 and October 15, 2028 (each, a “purchase date”). Any note purchased by us on a purchase date will be paid for in cash. We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This purchase notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, as described in the “Risk Factors” section of this prospectus under the caption “Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes,” we may not have funds sufficient to purchase the notes when we are required to do so. Our failure to purchase the notes when we are required to do so will constitute an Event of Default under the indenture with respect to the notes.

The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest, including additional amounts, if any, to, but excluding, such purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash, see “Certain United States Federal Income Tax Considerations.”

On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price,

•	the name and address of the paying agent and the conversion agent, and

•	the procedures that holders must follow to require us to purchase their notes.

In connection with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our web site or through such other public medium as we may use at that time.

A notice from you electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase,

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000, and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, your withdrawal notice must comply with appropriate DTC procedures.

No notes may be purchased at the option of holders if there has occurred and is continuing an Event of Default other than an Event of Default that is cured by the payment of the purchase price of the notes.

You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes,

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Fundamental Change Requires Purchase of Notes by Us at the Option of the Holder

If a Fundamental Change (as defined below in this section) occurs at any time prior to maturity, holders will have the right, at their option, to require us to purchase for cash all or any portion of their notes that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, including additional amounts, if any, to, but excluding, the Fundamental Change purchase date. For a discussion of the United States federal income tax treatment of a holder receiving cash upon requiring us to purchase the notes upon a Fundamental Change, see “Certain United States Federal Income Tax Considerations.”

A “Fundamental Change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1)  our common stock or other common stock into which the notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market or another established automated over-the-counter trading market in the United States,

(2)  a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Securities Exchange Act of 1934 disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule l3d-3 under the Securities Exchange Act of 1934, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors,

(3)  consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have, directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Fundamental Change, or

(4)  continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

A Fundamental Change will not be deemed to have occurred in respect of any of the foregoing, however, if either:

(1)  the last reported sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Fundamental Change or the public announcement thereof, equals or exceeds 105% of the conversion price of the notes in effect immediately before the Fundamental Change or the public announcement thereof, or

(2)  at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Fundamental Change consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Fundamental Change (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

For purposes of the above paragraph, the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

“Continuing director” means a director who either was a member of our board of directors on October 7, 2003 or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

On or before the 30th day after the occurrence of a Fundamental Change, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Fundamental Change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Fundamental Change,

•	the date of the Fundamental Change,

•	the last date on which a holder may exercise the purchase right,

•	the Fundamental Change purchase price,

•	the Fundamental Change purchase date,

•	the name and address of the paying agent and the conversion agent,

•	the conversion rate and any adjustments to the conversion rate,

•	the notes with respect to which a Fundamental Change purchase notice has been given by the holder may be converted only if the holder withdraws the Fundamental Change purchase notice in accordance with the terms of the indenture, and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will issue a press release and publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, holders must deliver, on or before the 35th day after the date of our notice of a Fundamental Change, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” duly completed, to the paying agent. Their purchase notice must state:

•	if certificated, the certificate numbers of their notes to be delivered for purchase,

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof, and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

If the notes are not in certificated form, their withdrawal notice must comply with appropriate DTC procedures.

Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Fundamental Change purchase date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn notes,

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, their notice must comply with appropriate DTC procedures.

We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Fundamental Change subject to extension to comply with applicable law. Holders will receive payment of the Fundamental Change purchase price promptly following the later of the Fundamental Change purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Fundamental Change purchase price of the notes on the business day following the Fundamental Change purchase date, then:

•	the notes will cease to be outstanding and interest, including additional amounts, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent), and

•	all other rights of the holder will terminate (other than the right to receive the Fundamental Change purchase price upon delivery or transfer of the notes).

The rights of the holders to require us to purchase their notes upon a Fundamental Change could discourage a potential acquirer of us. The Fundamental Change purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Fundamental Change purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by certain of the initial purchasers. The terms of the Fundamental Change purchase feature resulted from negotiations between the initial purchasers and us.

The term Fundamental Change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Fundamental Change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

No notes may be purchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an Event of Default other than an Event of Default that is cured by the payment of the Fundamental Change purchase price of the notes.

The definition of Fundamental Change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

If a Fundamental Change were to occur, we may not have enough funds to pay the Fundamental Change purchase price. See “Risk Factors” under the caption “Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase the notes upon a Fundamental Change or other purchase date, as required by the indenture governing the notes.” Our failure to purchase the notes when required following a Fundamental Change will constitute an Event of Default under the indenture with respect to the notes. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Certain Covenants

Limitations on Liens.    We covenant in the indenture that we will not, nor will we permit any Restricted Subsidiary to, issue, assume or guarantee any debt for money borrowed secured by a mortgage, security interest, pledge, lien or other encumbrance (“mortgages”) upon any Principal Property of ours or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary without equally and ratably securing the notes. The foregoing restriction, however, will not apply to debt secured by:

•	mortgages on property, shares of stock or indebtedness of any corporation existing at the time it becomes a Restricted Subsidiary,

•	mortgages existing at the time of acquisition of property by us or a Restricted Subsidiary or mortgages to secure the payment of all or any part of the purchase price of, or improvements on, property upon the acquisition thereof,

•	mortgages to secure indebtedness of a Restricted Subsidiary to us or another Restricted Subsidiary,

•	mortgages existing at the date of the indenture,

•	mortgages on property of a corporation existing at the time it is merged into or consolidated with us or a Restricted Subsidiary,

•	certain mortgages in favor of governmental entities, or

•	extensions, renewals or replacements (or successive extensions, renewals or replacements) of any mortgage referred to above.

We and our Restricted Subsidiaries will be permitted to issue, assume or guarantee debt for money borrowed secured by a mortgage without equally and ratably securing the notes if, after giving effect thereto, the aggregate amount of all debt so secured by mortgages (other than the mortgages listed above) together with the Attributable Debt of any lease arrangements described in the third bullet under “—Limitation on Sale and Leaseback Transactions” does not exceed 10% of our Consolidated Net Tangible Assets.

Limitation on Sale and Lease-Back Transactions.    We covenant in the indenture that we will not, nor will we permit any Restricted Subsidiary to, enter into any arrangement with any person that provides for the leasing to us or any Restricted Subsidiary of any Principal Property which has been or is to be sold or transferred by us or such Restricted Subsidiary to such person, unless:

•	the lease is for a term of not more than three years;

•	the lease is between us and a Restricted Subsidiary or between Restricted Subsidiaries;

•	either we or such Restricted Subsidiary would be entitled pursuant to the covenant described under “—Limitations on Liens” to incur indebtedness secured by a mortgage on the Principal Property at least equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the outstanding debt securities; or

•	we shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt in respect of such arrangement within 120 days after the effective date of the arrangement to the retirement of indebtedness that matures at or is extendable or renewable at our option to a date more than twelve months after the creation of such indebtedness.

Certain Definitions. The term “Attributable Debt” means, at the time of determination, the lesser of:

•	the fair value of such property (as determined by our board of directors); or

•	the present value (discounted at the annual rate of 9%, compounded semi-annually) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended).

The term “Consolidated Net Tangible Assets” means as of any particular time the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom:

•	all current liabilities except for

•	notes and loans payable;

•	current maturities of long-term debt; and

•	current maturities of obligations under capital leases; and

•	all goodwill, tradenames, trademarks, patents, unamortized debt discount and expenses (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth on our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

The term “Principal Property” means any manufacturing plant or manufacturing facility which is:

•	owned by us or any Restricted Subsidiary;

•	located within the continental United States; and

•	in the opinion of our board of directors materially important to the total business conducted by us and our Restricted Subsidiaries, taken as a whole.

The term “Restricted Subsidiary” means any Subsidiary:

•	substantially all the property of which is located within the continental United States; and

•	which owns any Principal Property;

provided, however, that the term “Restricted Subsidiary” shall not include any Subsidiary which is principally engaged in leasing or in financing receivables, or which is principally engaged in financing our operations outside the continental United States.

The term “Subsidiary” means any corporation more than 50% of the outstanding stock of which that ordinarily has voting power for the election of directors is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries.

Consolidation, Merger and Sale of Assets

The indenture generally permits us to consolidate with or merge with or into any other corporation, or to convey, transfer or lease our properties substantially as an entirety to, any person, or to acquire the properties and assets of another person substantially as an entirety, if:

•	either (1) we are the survivor of the merger or (2) the entity that survives the merger or is formed by the consolidation or acquires our assets is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and assumes all of our obligations and covenants under the indenture, including payment obligations;

•	immediately after the transaction, no Event of Default exists and no event exists which, with the giving of notice or passage of time or both, would be an Event of Default; and

•	as a result of the transaction any of our properties or assets would become subject to a mortgage or other encumbrance not permitted by the indenture, we or such successor corporation or person, as the case may be, takes such steps as shall be necessary to secure the debt securities equally and ratably with or prior to all indebtedness secured thereby.

However, certain of these transactions occurring prior to maturity could constitute a Fundamental Change (as defined above) permitting each holder to require us to purchase the notes of such holder as described above.

Events of Default

If an Event of Default with respect to any notes occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the notes may declare, by notice as provided in the indenture, the principal amount of all of the notes due and payable immediately, except that if an Event of Default occurs due to bankruptcy, insolvency or reorganization as provided in the indenture, then the principal of and accrued interest on the notes shall become due and payable immediately without any act by the trustee or any holder of notes. If all Events of Default with respect to the notes have been cured or waived, and all amounts due otherwise than because of the acceleration have been paid or deposited with the trustee, the holders of a majority in aggregate principal amount of the notes may rescind the acceleration and its consequences.

The holders of a majority in aggregate principal amount of the notes may waive any past default with respect to the notes, and any Event of Default arising from a past default, except in the case of:

•	a default in the payment of the principal of or any premium or interest on any note; or

•	a default in respect of a covenant or provision that may not be amended or modified without the consent of the holder of each note.

“Event of Default” means the occurrence and continuance of any of the following events with respect to the notes:

•	failure to pay when due any interest, including additional amounts, if any, on the notes, continued for 30 days;

•	failure to pay when due the principal of and any premium on any note;

•	failure to perform when required any other covenant that applies to the notes and continuance of that failure for 60 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture;

•	failure to pay when due, or acceleration, of any of our indebtedness in a principal amount in excess of $10,000,000 if the indebtedness is not discharged, or the acceleration is not rescinded or annulled, within 10 days after written notice from the trustee or holders of 25% of the outstanding principal amount of the notes as provided in the indenture; and

•	certain events in bankruptcy, insolvency or reorganization.

The trustee is required, within 90 days after the occurrence of any continuing default that it knows of, to notify the holders of the notes of the default. However, unless the default is a payment default, the trustee may withhold the default notice if it in good faith decides that withholding the notice is in the holders’ interests. In addition, in the case of any default referred to in the third event listed in the previous paragraph, the trustee will not give notice to holders until at least 30 days after the default occurs.

Subject to its duty to act with the required standard of care in the case of a default, the trustee is not obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders of notes unless the holders offer the trustee reasonable indemnification. If reasonable indemnification is provided, then, subject to other limitations, the holders of a majority in aggregate principal amount of the notes may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power of the trustee, with respect to the notes.

No holder of a note may institute any action against us under the indenture, except actions for payment of overdue principal of, premium, if any, or interest on that note, unless:

•	the holder has previously given written notice to the trustee of a continuing Event of Default with respect to the notes;

•	the holders of at least 25% in aggregate principal amount of the notes have previously made a written request of the trustee to institute that action and offered the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with the request;

•	the trustee has not instituted the action within 60 days of the notice, request and offer of indemnity; and

•	the trustee has not received any inconsistent written request within that 60 day period from the holders of a majority in aggregate principal amount of the notes.

The indenture requires us to deliver to the trustee annual statements as to our compliance with all conditions and covenants under the indenture.

A default in the payment of the notes, or a default with respect to the notes that causes them to be accelerated, may give rise to a cross-default under our credit facilities or other indebtedness.

Satisfaction and Discharge

Except as described below we will be discharged from our obligations in respect of the notes on the 91st day after we deposit in trust with the trustee money and/or Government Obligations sufficient to pay the principal of, and any premium and interest on, the notes on the dates the payments are due if the following conditions have been satisfied:

•	the deposit will not result in a breach of or constitute a default under the indenture or any other agreement to which we are a party;

•	no Event of Default or event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing; and

•	we have received from, or there has been published by, the United States Internal Revenue Service a ruling to the effect that the discharge will not cause the holders of the notes to recognize income, gain or loss for U.S. federal income tax purposes.

We would not, however, be discharged from the following obligations:

•	to register the transfer or exchange of notes;

•	to replace stolen, lost or mutilated notes;

•	to maintain offices and paying agencies; and

•	to hold moneys for payment in trust.

In addition to the above provisions, we will be released from any further obligations under the indenture with respect to the notes, except for obligations to register the transfer or exchange of notes and certain obligations to the trustee, when certain conditions are satisfied including that:

•	all notes either have been delivered to the trustee for cancellation or are due, or are to be called for redemption, within one year; and

•	with respect to all notes not previously delivered to the trustee for cancellation, we have deposited in trust with the trustee money sufficient to pay the principal of, and any premium and interest on, those notes on the dates the payments are due.

Legal Defeasance and Covenant Defeasance

The notes are not subject to any defeasance provisions under the indenture.

Modification and Waiver

The indenture may be modified or amended with the consent of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, unless each holder to be affected by the proposed change consents, no modification or amendment may:

•	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any outstanding debt security;

•	reduce the principal amount of, or the rate or amount of interest on, or any premium payable with respect to, any debt security;

•	reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon acceleration of the Original Issue Discount Security;

•	change the places or currency of payment of the principal of, or any premium or interest on, any debt security;

•	impair the right to sue for the enforcement of any payment of principal of, or any premium or interest on, any debt security on or after the date the payment is due;

•	reduce the percentage in aggregate principal amount of outstanding debt securities of any series necessary to:

•	modify or amend the indenture with respect to that series,

•	waive any past default or compliance with certain restrictive provisions; or

•	otherwise modify the provisions of the indenture concerning modification or amendment or concerning waiver of compliance with certain provisions of, or certain defaults and their consequences under, the indenture, except to:

•	increase the percentage of outstanding debt securities necessary to modify or amend the indenture or to give the waiver, or

•	provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security affected by the modification or waiver.

The holders of at least 66 2/3% in aggregate principal amount of the outstanding notes may waive our obligation to comply with certain restrictive provisions applicable to the notes.

The indenture may be modified or amended without the consent of any holder of outstanding debt securities for any of the following purposes:

•	to evidence that another corporation is our successor and has assumed our obligations with respect to the indenture and the debt securities;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any of our rights or powers under the indenture;

•	to add any Events of Default to all or any series of debt securities;

•	to add to or change any provision of the indenture so as to permit or facilitate the issuance of debt securities in bearer form;

•	to change or eliminate any provision of the indenture in respect of one or more series of debt securities, so long as there is no outstanding debt security of any series entitled to the benefit of the provision;

•	to secure the debt securities;

•	to establish the form or terms of the debt securities of any series;

•	to provide for the appointment of a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions to facilitate the administration of the trusts under the indenture by more than one trustee; or

•	to cure any ambiguity or inconsistency in the indenture or to make any other provisions with respect to matters or questions arising under the indenture, so long as the action does not adversely affect the interests of the holders of the debt securities of any series in any material respect.

Book-Entry System

The notes are represented by global securities. Each global security was deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under circumstances described below, the notes will not be issued in definitive form.

Ownership of beneficial interests in a global security is limited to persons that have accounts with DTC or its nominee (“participants”) or persons that may hold interests through participants. Ownership of beneficial interests in a global security are shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have notes represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on notes registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent or the security registrar for the notes have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest will credit immediately participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the participants.

Beneficial owners of interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

Unless and until they are exchanged in whole or in part for notes in definitive form, the global securities may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC. Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

If DTC at any time is unwilling or unable to continue as a depositary, defaults in the performance of its duties as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 or other applicable statute or regulation, and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the global securities relating to the notes. In addition, we may at any time and in our sole discretion determine not to have the notes or portions of the notes represented by one or more global securities and, in that event, will issue individual notes in exchange for the global security or securities representing the notes. Further, if we so specify with respect to any notes, an owner of a beneficial interest in a global security representing the notes may, on terms acceptable to us and the depositary for the global security, receive individual notes in exchange for the beneficial interest. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of notes represented by the global security equal in principal amount to the beneficial interest, and to have the notes registered in its name. Notes so issued in definitive form will be issued as registered notes in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

The Trustee

The Bank of New York is the initial trustee, conversion agent, paying agent, transfer agent and registrar with respect to the notes. We and certain of our affiliates maintain banking and borrowing relations with The Bank of New York. The address of the trustee is 101 Barclay Street, New York, New York 10286.

Governing Law

The indenture and the notes are governed by, and will be construed in accordance with, the laws of the State of New York of the United States of America.

Registration Rights

On October 10, 2003, we entered into a registration rights agreement with the initial purchasers of the notes for the benefit of such initial purchasers and qualified institutional buyers that purchase the notes and the common stock issuable upon conversion thereof in connection with the private offering. Under this agreement, we agreed to file, on or prior to the 90th day after the date of original issuance of the notes, a shelf registration statement with the SEC covering resales of the notes and the common stock issuable upon conversion thereof. We have timely filed with the SEC a registration statement, of which this prospectus is a part, to satisfy the filing obligation under the registration rights agreement. Under the registration rights agreement, we also agreed to, at our cost, use our reasonable best efforts to:

•	cause the shelf registration statement to be declared effective under the Securities Act of 1933 no later than 180 days after the earliest date of original issuance of the notes, and

•	keep the shelf registration statement effective after its effective date until the earliest to occur of the following:

•	the sale pursuant to the registration statement of all of the notes and the common stock issuable upon conversion of the notes registered thereunder,

•	the date on which all registrable securities, as defined below, have been sold pursuant to Rule 144 under the Securities Act of 1933,

•	such time as there are no longer any registrable securities outstanding, and

•	October 10, 2005, which is the second anniversary of the date of original issuance of the notes.

The registration rights agreement defines “registrable securities” as the notes and the common stock issuable upon conversion of the notes, except that notes and common stock issuable upon conversion of the notes shall cease to be registrable securities when (a) they have been disposed of pursuant to an effective registration statement, (b) they have been distributed to the public pursuant to Rule 144 under the Securities Act of 1933 or may be sold pursuant to Rule 144(k) under the Securities Act of 1933 or (c) they cease to be outstanding. Accordingly, upon a sale or other transfer of any notes, or common stock issued upon conversion of the notes, pursuant to the registration statement of which this prospectus is a part, such notes or common stock, as the case may be, shall cease to be registrable securities and the holders thereof will not be entitled to require us to register those notes or common stock, as the case may be, under the Securities Act of 1933. In addition, our obligation to pay additional amounts, if any, in respect of any notes or common stock issuable upon conversion of the notes will terminate when such notes or common stock, as the case may be, cease to be registrable securities.

We are permitted to suspend the effectiveness of the shelf registration statement or the use of this prospectus during specified periods (not to exceed 45 consecutive days or an aggregate of 90 days in any consecutive 12-month period) in specified circumstances, including circumstances relating to pending corporate developments, without being required to pay additional amounts. We need not specify the nature of the event giving rise to a suspension in any notice to the holders of the notes of the existence of a suspension.

If:

•	the shelf registration statement is not declared effective by the SEC within 180 days following the date of original issuance of the notes,

•	after effectiveness of the shelf registration statement, we fail to file a prospectus supplement or report with the SEC within five business days (or, if a post-effective amendment to the shelf registration statement is required, file a post-effective amendment within 10 business days) after a holder of registrable securities provides us with a Selling Securityholder Notice and Questionnaire, if such filing is necessary to enable such holder to deliver this prospectus to purchasers of such holder’s registrable securities,

•	the registration statement ceases to be effective or fails to be usable without being succeeded within 30 days by a post-effective amendment, prospectus supplement or report filed with the SEC pursuant to the Securities Exchange Act of 1934 that cures the failure of the registration statement to be effective or usable or by an additional registration statement filed and declared effective, or

•	the aggregate duration of any suspension periods in any period exceeds the limits described above,

then, in each case, we will pay additional amounts, until such failure is cured, with respect to all notes that are registrable securities equal to 0.25% of the aggregate principal amount of such notes per annum for the first 90 days following such failure, increasing by 0.25% per annum at the beginning of the subsequent 90-day period. With respect to shares of common stock that are registrable securities that were issued upon conversion of notes, we will pay additional amounts equal to 0.25% per annum of the then applicable conversion price for the first 90 days, increasing by 0.25% per annum at the beginning of the subsequent 90-day period. Additional amounts on the registrable securities will not, however, exceed 0.50% per annum at any time. Any additional amounts due will be payable in cash semiannually in arrears on the same dates as the interest payment dates for the notes.

The term “applicable conversion price” means, as of any date of determination, $1,000 principal amount of notes divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

The foregoing summary of certain provisions of the registration rights agreement is not complete and is subject to, and is qualified entirely by reference to, the provisions of the registration rights agreement, a copy of which is filed as an exhibit to the registration statement.

DESCRIPTION OF OUR COMMON STOCK

The following is a brief description of our common stock:

Dividend Rights

Each share of our common stock ranks equally with all other shares of our common stock with respect to dividends. Dividends may be declared by our board of directors and paid by us at such times as the board of directors determines, all pursuant to the provisions of the New Jersey Business Corporation Act.

Voting Rights

Each holder of our common stock is entitled to one vote per share. Our common stock does not have cumulative voting rights. Holders of our common stock are entitled to vote on all matters requiring shareholder approval under New Jersey law and our restated certificate of incorporation and amended and restated bylaws, and to elect the members of the board of directors. Directors are divided into three classes, with each class, as nearly as possible, having the same number of directors. At each annual meeting of the shareholders, the directors chosen to succeed those whose terms have then expired are identified as being of the same class as the directors they succeeded and are elected by the shareholders for a term expiring at the third succeeding annual meeting of shareholders.

Liquidation Rights

Holders of our common stock are entitled to receive all assets that remain after payment to creditors and holders of preferred stock.

Preemptive or Other Rights

Holders of our common stock are not entitled to preemptive rights. There are no provisions for redemption, conversion rights, sinking funds, or liability for further calls or assessments by us with respect to our common stock.

Anti-Takeover Protection

Under the New Jersey Shareholders Protection Act, shareholders owning 10% or more of the voting power of some New Jersey corporations, including us, are prohibited from engaging in mergers or other business combination transactions with the corporation for a period of five years, or longer in some circumstances, after the shareholder first acquired at least 10% of the voting power. These restrictions are subject to important exceptions.

Transfer Agent and Registrar

Equiserve Trust Company, N.A. serves as the registrar and transfer agent for our common stock.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange. The trading symbol for our common stock on this exchange is “EK.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income tax considerations to a holder of a note with respect to the purchase, ownership and disposition of the notes and, with respect to non-U.S. holders (as defined below), of our common stock acquired upon conversion of a note. This summary is generally limited to holders that hold the notes as “capital assets” (generally, property held for investment) for U.S. federal income tax purposes. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to a holder in light of its particular circumstances or to holders subject to special rules, such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers in securities, financial institutions, insurance companies, regulated investment companies, certain former citizens or former long-term residents of the United States, partnerships or other pass-through entities, U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar and persons that hold the notes in connection with a “straddle,” “hedging,” “conversion” or other risk reduction transaction.

The U.S. federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, court decisions, and rulings and pronouncements of the Internal Revenue Service, referred to as the “IRS,” now in effect, all of which are subject to change. Prospective investors should particularly note that any such change could have retroactive application so as to result in U.S. federal income tax consequences different from those discussed below. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions.

As used herein, the term “U.S. holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

As used herein, the term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder.

If a partnership is a beneficial owner of a note, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This discussion does not address the tax consequences arising under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. federal estate or gift tax laws (except as set forth below with respect to certain U.S. federal estate tax consequences to non-U.S. holders).

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax laws or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

U.S. Holders

Payments of Interest

A U.S. holder will be required to recognize as ordinary income any interest paid or accrued on the notes (including any accrued and unpaid interest deemed to have been paid in our common stock upon conversion), in accordance with the holder’s regular method of tax accounting.

Sale, Exchange, Conversion or Redemption of Notes

A U.S. holder generally should not recognize income, gain or loss upon conversion of the notes into our common stock, except with respect to any amounts received which are attributable to accrued interest (which will, as discussed above, be treated as such) or cash received in lieu of fractional shares. The U.S. holder’s tax basis in the common stock received on conversion should be the same as the holder’s adjusted tax basis in the notes exchanged therefor at the time of conversion (reduced by any tax basis allocable to a fractional share), and the holding period for the common stock received on conversion should include the holding period of the notes that were converted. However, a U.S. holder’s tax basis in common stock attributable to accrued and unpaid interest should be equal to the amount of such accrued and unpaid interest and the holding period for common stock attributable to accrued and unpaid interest may likely begin no earlier than the date the interest accrued and may begin as late as on the day following the date of conversion. Cash received in lieu of a fractional share of common stock upon conversion of the notes will generally be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (subject to the market discount provisions, as discussed below) measured by the difference between the cash received for the fractional share and the U.S. holder’s adjusted tax basis in the fractional share and will be long-term capital gain or loss if the holder held the note for more than one year at the time of such conversion.

A U.S. holder generally will recognize capital gain or loss upon a sale, exchange, purchase by us at the option of the holder, redemption, retirement at maturity, or other taxable disposition of a note. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder (other than proceeds attributable to accrued interest, which will be treated as such) and the holder’s adjusted tax basis in the note. The proceeds received by a U.S. holder will include the amount of any cash and the fair market value of any other property received for the note. A U.S. holder’s adjusted tax basis in a note generally will equal the cost of the note to that holder increased by any market discount previously included in income by the holder and reduced by any amortized Section 171 premium (as discussed below). The gain or loss recognized by a U.S. holder on a disposition of the note will be long-term capital gain or loss (subject to the market discount provisions, as discussed below) if the holder held the note for more than one year. Long-term capital gains of noncorporate taxpayers are generally taxed at a lower maximum marginal tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Market Discount

If a U.S. holder purchases a note for an amount that is less than its stated redemption price at maturity, the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount. Subject to a limited exception, the market discount provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of that note to the extent of the accrued market discount on that note at the time of maturity or disposition, unless the U.S. holder elects to include accrued market discount in income over the life of the note.

This election to include market discount in income over the life of the note, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant-yield method. If an election is made to accrue market discount under a constant-yield method, it will apply only to the note with respect to which it is made, and may not be revoked. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income over the life of the note may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until maturity or until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion should be treated as ordinary income when the holder disposes of the common stock.

Amortizable Bond Premium

A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize that premium, referred to as Section 171 premium, from the purchase date to the note’s maturity date under a constant-yield method that reflects semiannual compounding based on the note’s payment period, with a corresponding decrease in tax basis. Section 171 premium, however, will not include any premium attributable to a note’s conversion feature. In general, the Section 171 premium attributable to the conversion feature is the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. Amortized Section 171 premium is treated as an offset to interest income on a note and not as a separate deduction. The election to amortize Section 171 premium under the constant-yield method, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Adjustment of Conversion Rate

The conversion rate of the notes is subject to adjustment under certain circumstances. See “Description of the Notes—Conversion Rights—Conversion Rate Adjustments.” Certain adjustments to (or the failure to make such adjustments to) the conversion rate of the notes that increase the proportionate interest of U.S. holders in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. This could occur, for example, if the conversion rate is adjusted to compensate holders of notes for certain distributions of cash or property to our stockholders. Such a constructive distribution will be treated as a dividend, resulting in income to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property.

Non-U.S. Holders

Payments of Interest

Generally, payments of interest on the notes to, or on behalf of, a non-U.S. holder will be considered “portfolio interest” and will not be subject to U.S. federal income or withholding tax provided such interest is not effectively connected with the conduct of a trade or business within the United States by such non-U.S. holder and:

•	such non-U.S. holder does not actually or by attribution own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such non-U.S. holder is not a controlled foreign corporation for U.S. federal income tax purposes that is related to us, actually or by attribution, through stock ownership;

•	such non-U.S. holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

•	the certification requirements, as described below, are satisfied.

To satisfy the certification requirements referred to above, either (i) the beneficial owner of a note must certify, on IRS Form W-8BEN under penalties of perjury, to us or our paying agent, as the case may be, that such owner is not a United States person and must provide such owner’s name, address, taxpayer identification number, if any, and certain other information or (ii) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business, referred to as a “Financial Institution,” and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and generally must furnish the payor with a copy thereof. Special certification rules apply for notes held by foreign partnerships and other intermediaries.

If interest on the note is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. holder. In order to claim an exemption from withholding tax, such a non-U.S. holder will be required to provide us with a properly executed IRS Form W-8ECI certifying, under penalties of perjury, that the holder is not a United States person and the interest is effectively connected with the holder’s conduct of a U.S. trade or business and is includible in the holder’s gross income. In addition, if such non-U.S. holder engaged in a U.S. trade or business is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Interest on notes not effectively connected with a U.S. trade or business and not excluded from U.S. federal withholding tax under the “portfolio interest” exception described above generally will be subject to withholding at a 30% rate, except where a non-U.S. holder can claim the benefits of an applicable tax treaty to reduce or eliminate such withholding tax and certifies, under penalties of perjury, as to such eligibility by executing an IRS Form W-8BEN.

Conversion of the Notes

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on the conversion of a note into our common stock. To the extent a non-U.S. holder receives cash in lieu of a fractional share of common stock, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See “—Sale or Exchange of the Notes or Common Stock” below.

Adjustment of Conversion Rate

The conversion rate of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes which could be treated as a dividend for U.S. federal income tax purposes. See “—U.S. Holders—Adjustment of Conversion Rate” above. In such case, the deemed dividend would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See “—Dividends on Common Stock” below.

Sale or Exchange of the Notes or Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, purchase by us at the option of the holder, redemption, retirement at maturity, or other disposition of a note or of common stock received upon conversion thereof unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•	the gain is effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder (and, if required by a tax treaty, the gain is attributable to a permanent establishment maintained in the United States); or

•	we are a “United States real property holding corporation” at any time within the shorter of the five year period preceding such disposition or such holder’s holding period. If we are, or were to become a United States real property holding corporation, a non-U.S. holder might be subject to U.S. federal income and, in certain circumstances, withholding tax with respect to gain recognized on the disposition of notes or shares of common stock. We do not believe that we are or have been, and do not anticipate that we will become, a United States real property holding corporation.

Dividends on Common Stock

If, after a non-U.S. holder converts a note into common stock, we make distributions on our common stock, the distributions will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Except as described below, dividends paid on common stock held by a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30% or lower treaty rate, if applicable. A non-U.S. holder generally will be required to satisfy certain IRS certification requirements in order to claim a reduction of or exemption from withholding under a tax treaty by filing IRS Form W-8BEN upon which the non-U.S. holder certifies, under penalties of perjury, its status as a non-United States person and its entitlement to the lower treaty rate with respect to such payments.

If dividends paid to a non-U.S. holder are effectively connected with the conduct of a U.S. trade or business by the non-U.S. holder and, if required by a tax treaty, the dividends are attributable to a permanent establishment maintained in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that the non-U.S. holder furnishes to us a valid IRS Form W-8ECI certifying, under penalties of perjury, that the holder is not a United States person, and the dividends are effectively connected with the holder’s conduct of a U.S. trade or business and are includible in the holder’s gross income. Effectively connected dividends will be subject to U.S. federal income tax on a net income basis in the same manner that applies to United States persons generally (and, with respect to a non-U.S. holder that is a foreign corporation, under certain circumstances, the 30% branch profits tax, as discussed above).

U.S. Estate Tax

Notes owned or treated as owned by an individual who is not a citizen or resident (as specifically defined for U.S. federal estate tax purposes) of the United States at the time of death, referred to as a “nonresident decedent,” will not be includible in the nonresident decedent’s gross estate for U.S. federal estate tax purposes as a result of such nonresident decedent’s death, provided that, at the time of death, the nonresident decedent does not own, actually or by attribution, 10% or more of the total combined voting power of all classes of our stock entitled to vote and payments with respect to such notes would not have been effectively connected with the conduct of a U.S. trade or business by the nonresident decedent.

Common stock owned or treated as owned by a nonresident decedent (or common stock previously held by such an individual who transferred the stock subject to certain retained rights or powers) will be includible in the nonresident decedent’s gross estate for U.S. federal estate tax purposes as a result of the nonresident decedent’s death. Subject to applicable treaty limitations, if any, a nonresident decedent’s estate may be subject to U.S. federal estate tax on property includible in the estate for U.S. federal estate tax purposes.

The preceding discussion of certain U.S. federal income tax and certain U.S. estate tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to the particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

Backup Withholding Tax and Information Reporting

We will comply with applicable information reporting requirements with respect to payments on the notes and our common stock. A U.S. holder may be subject to United States federal backup withholding tax at the applicable statutory rate with respect to payments of interest and dividends on, and proceeds from the disposition of, notes and common stock if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A non-U.S. holder may be subject to United States backup withholding tax unless the non-U.S. holder complies with certification procedures to establish that it is not a United States person and certain other conditions are met. Any amounts so withheld will be allowed as a credit against a holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

We originally issued the notes in a transaction exempt from or not subject to registration under the Securities Act of 1933. The notes and the common stock issuable upon conversion thereof that may be offered under this prospectus will be offered by the selling securityholders, which includes their donees, pledgees, transferees and other successors-in-interest. Only those notes and shares of common stock issuable upon conversion thereof listed below may be offered for resale by the selling securityholders pursuant to this prospectus.

The following table sets forth certain information, as of April 30, 2004, regarding the principal amount of notes beneficially owned by each selling securityholder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus. We have prepared this table based on information given to us by each selling securityholder listed below prior to the date hereof.

The percentage of notes outstanding beneficially owned by each selling securityholder is based on $575,000,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the notes. The number of shares of common stock shown in the table below assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 32.2373 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)		Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
ACIG Insurance Company	$600,000	*	0		19,342	*
AG Domestic Convertibles, L.P.	7,500,000	1.30%	0		241,779	*
AG Offshore Convertibles, LTD	14,000,000	2.43%	0		451,322	*
Akela Capital Master Fund, Ltd.	10,000,000	1.74%	0		322,373	*
Alexandria Global Master Fund, LTD.	5,000,000	*	0		161,186	*
American Fidelity Assurance Co.	530,000	*	0		17,085	*
American Investors Life Insurance Company	700,000	*	0		22,566	*
American Skandia Trust	200,000	*	0		6,447	*
Amerisure Mutual Insurance Company	260,000	*	0		8,381	*
AmerUs Life Insurance Company	5,250,000	*	0		169,245	*
Arbitex Master Fund, L.P.	11,200,000	1.95%	0		361,057	*
Arkansas PERS	765,000	*	0		24,661	*
Astrazeneca Holdings Pension	345,000	*	0		11,121	*
Attorney’s Title Insurance Fund	75,000	*	0		2,417	*
B.C. McCabe Foundation	150,000	*	0		4,835	*
Bank of America Pension Plan	3,000,000	*	0		96,711	*
Bankers Life Insurance Company of New York	100,000	*	0		3,223	*
Barclays Global Investors Limited	500,000	*	0		16,118	*
Bear Stearns & Co. Inc.	2,500,000	*	82,500	(4)	80,593	*
BNP Paribas Arbitrage	10,000,000	1.74%	0		322,373	*
Boilermakers Blacksmith Pension Trust	975,000	*	0		31,431	*
BP Amoco PLC Master Trust	625,000	*	0		20,148	*
Buckeye State Mutual Insurance Co.	35,000	*	0		1,128	*
California State Auto Assoc ASNF0002902	55,000	*	0		1,773	*
California State Auto Assoc Inter-Insurance	335,000	*	0		10,799	*
California State Auto Assoc Retirement Pension Plan	60,000	*	0		1,934	*
Canyon Capital Arbitrage Master Fund, Ltd.	750,000	*	0		24,177	*
Canyon Value Realization Fund (Cayman), Ltd.	1,025,000	*	0		33,043	*
Canyon Value Realization Fund, L.P.	375,000	*	0		12,088	*
Canyon Value Realization Mac 18, Ltd. (RMF)	150,000	*	0		4,835	*
Caxton International Limited	5,000,000	*	0		161,186	*
Century National Insurance Company	1,400,000	*	0		45,132	*
Century Park Trust	1,000,000	*	0		32,237	*
Charitable Convertible Securities Fund	490,000	*	0		15,796	*
Charitable Income Fund	150,000	*	0		4,835	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
Cheyne Fund LP	3,014,000	*	0	97,163	*
Cheyne Leveraged Fund LP	1,991,000	*	0	64,184	*
Chicago Mutual Insurance Co.	70,000	*	0	2,256	*
Christus Health Liability Retention Trust	260,000	*	0	8,381	*
Chrysler Corporation Master Retirement Trust	1,640,000	*	0	52,869	*
Chrysler Insurance Company	2,000,000	*	0	64,474	*
CIP Limited Duration Company	319,000	*	0	10,283	*
Citigroup Global Markets Inc.(5)	5,280,000	*	0	170,212	*
Cleveland News Public Local 473	10,000	*	0	322	*
CNH CA Master Account, L.P.	1,500,000	*	0	48,355	*
CompSource Oklahoma	160,000	*	0	5,157	*
Consulting Group Capital Market Funds	500,000	*	0	16,118	*
Context Convertible Arbitrage Fund, LP	2,500,000	*	0	80,593	*
Context Convertible Arbitrage Offshore, LTD	6,500,000	1.13%	0	209,542	*
Convertible Securities Fund	75,000	*	0	2,417	*
Credit Suisse Asset Management	2,400,000	*	0	77,369	*
Credit Suisse First Boston Europe Limited	11,500,000	2.00%	0	370,728	*
Credit Suisse First Boston LLC	9,000,000	1.57%	0	290,135	*
CRT Capital Group LLC	3,000,000	*	0	96,711	*
CS Alternative Investment Strategy	176,000	*	0	5,673	*
CSA Fraternal Life Ins. Co.	160,000	*	0	5,157	*
Dakota Truck Underwriters	30,000	*	0	967	*
DeAM Convertible Arbitrage	2,200,000	*	0	70,922	*
DB Equity Opportunities Master Portfolio LTD	4,400,000	*	0	141,844	*
DBAG London	50,000,000	8.70%	0	1,611,865	*
DeepRock & Co.	1,000,000	*	0	32,237	*
Delaware PERS	1,100,000	*	0	35,461	*
Delta Airlines Master Trust	390,000	*	0	12,572	*
Deutsche Bank Securities Inc.	8,956,000	1.56%	0	288,717	*
Dodeca Fund, L.P.	1,160,000	*	0	37,395	*
Duke Endowment	190,000	*	0	6,125	*
Durango Investments, L.P.	5,000,000	*	0	161,186	*
EB Convertible Securities Fund	810,000	*	0	26,112	*
Family Service Life Insurance Co.	200,000	*	0	6,447	*
Farmers Mutual Protective Association of Texas	130,000	*	0	4,190	*
Federated Rural Electric Insurance Exchange	750,000	*	0	24,177	*
Field Foundation of Illinois	40,000	*	0	1,289	*
FrontPoint Convertible Arbitrage Fund, L.P.	2,000,000	*	0	64,474	*
Fuji US Income Open	375,000	*	0	12,088	*
Gemini Sammelstiftung zur Foerdrung der Personalvorsorge	300,000	*	0	9,671	*
GenCorp Foundation	35,000	*	0	1,128	*
General Motors Welfare Benefit Trust	3,000,000	*	0	96,711	*
Geode U.S. Convertible Arbitrage Fund, a series of Geode Investors LLC	5,000,000	*	0	161,186	*
Georgia Municipal Employees Retirement Trust Fdn	345,000	*	0	11,121	*
GLG Global Convertible Fund	22,000,000	3.83%	0	709,220	*
GLG Global Convertible UCITS Fund	8,200,000	1.43%	0	264,345	*
GLG Market Neutral Fund	68,000,000	11.83%	0	2,192,136	*
GMAM Group Pension Trust	4,500,000	*	0	145,067	*
Grace Convertible Arbitrage Fund Ltd.	7,950,000	1.38%	0	256,286	*
Growing Oak L.P.	550,000	*	0	17,730	*
Guarantee Trust Life Ins. Co.	1,300,000	*	0	41,908	*
Guardian Life Insurance Co.	7,000,000	1.22%	0	225,661	*
Guardian Pension Trust	700,000	*	0	22,566	*
Hannover Life Reassurance Co. of America	1,400,000	*	0	45,132	*
Health Foundation of Greater Cincinnati	530,000	*	0	17,085	*
Highbridge International LLC	35,000,000	6.09%	0	1,128,305	*
Hotel Union & Hotel Industry of Hawaii Pension Plan	224,000	*	0	7,221	*
ICI American Holdings Trust	250,000	*	0	8,059	*
IIU Convertible Arbitrage Fund Ltd.	200,000	*	0	6,447	*
IIU Convertible Fund PLC	2,450,000	*	0	78,981	*
IL Annuity and Insurance Company	23,750,000	4.13%	0	765,635	*
Inflective Convertible Opportunity Fund I, L.P.	40,000	*	0	1,289	*
Inner Harbor Corporation	720,000	*	0	23,210	*
Innovest Finanzdienstle	930,000	*	0	29,980	*
Institutional Benchmarks Master Fund Ltd.	1,343,000	*	0	43,294	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)	Number of Shares of Common Stock that May be Sold(2)	Percentage of Common Stock Outstanding(3)
Integrity Mutual Ins. Co.	360,000	*	0	11,605	*
Jefferies & Company Inc.	5,000	*	0	161	*
Jefferies Umbrella Fund US Convertible Bonds	200,000	*	0	6,447	*
JMG Capital Partners, LP	40,250,000	7.00%	0	1,297,551	*
JMG Triton Offshore Fund, LTD	50,000,000	8.70%	0	1,611,865	*
John Deere Pension Trust	500,000	*	0	16,118	*
KBC Financial Products USA Inc.	4,000,000	*	0	128,949	*
Kesa	230,000	*	0	7,414	*
KeySpan Foundation	45,000	*	0	1,450	*
Key Trust Convertible Securities Fund	160,000	*	0	5,157	*
Key Trust Fixed Income Fund	225,000	*	0	7,253	*
LDG Limited	990,000	*	0	31,914	*
Lebanon Mutual Insurance Co.	160,000	*	0	5,157	*
Lehman Brothers Inc.(6)	16,000,000	2.78%	0	515,796	*
Lexington Vantage Fund	164,000	*	0	5,286	*
Lighthouse Multi-Strategy Master Fund LP	300,000	*	0	9,671	*
Lincoln Heritage Life Ins. Co.	120,000	*	0	3,868	*
Lincoln National Convertible Securities Fund	1,650,000	*	0	53,191	*
Lord Abbett America’s Value Fund	150,000	*	0	4,835	*
Lord Abbett Investment Trust—LA Convertible Fund	500,000	*	0	16,118	*
Lord Abbett Series Fund—America’s Value Portfolio	5,000	*	0	161	*
Lord Abbett Series Fund—Bond Debenture Portfolio	125,000	*	0	4,029	*
Lyxor Master Fund	300,000	*	0	9,671	*
Lyxor/Context Fund LTD	850,000	*	0	27,401	*
Man Convertible Bond Master Fund, Ltd.	5,671,000	*	0	182,817	*
Marquette Indemnity and Life Ins. Co.	110,000	*	0	3,546	*
Mellon HBV Master Convertible Arbitrage Fund LP	1,188,000	*	0	38,297	*
Mellon HBV Master Multi Strategy Fund LP	281,000	*	0	9,058	*
Merrill Lynch, Pierce, Fenner & Smith Inc.	4,270,000	*	0	137,653	*
Met Investor Series Trust—America’s Value	10,000	*	0	322	*
Met Investor Series Trust—Bond Debenture	800,000	*	0	25,789	*
Midstate Surety Company	45,000	*	0	1,450	*
Midwest Family Mutual Insurance	160,000	*	0	5,157	*
MINT Hite Fund LP	281,000	*	0	9,058	*
MLQA Convertible Securities Arbitrage	5,000,000	*	0	161,186	*
Morgan Stanley Convertible Securities Trust	3,200,000	*	0	103,159	*
National Bank of Canada	1,500,000	*	0	48,355	*
National Fuel & Gas Company Retirement Plan	110,000	*	0	3,546	*
Nations Convertible Securities Fund	13,925,000	2.42%	0	448,904	*
Nevada General Ins. Co.	40,000	*	0	1,289	*
Nicholas Applegate Capital Management Investment Grade Convertible Bond Mutual Fund	10,000	*	0	322	*
Northern Income Equity Fund	2,000,000	*	0	64,474	*
Oppenheimer Convertible Securities Fund	3,000,000	*	0	96,711	*
Oxford, Lord Abbett & Co.	1,275,000	*	0	41,102	*
Pacific Life Insurance Company	1,000,000	*	0	32,237	*
Park Avenue Life Insurance Co.	100,000	*	0	3,223	*
Peoples Benefit Life Insurance Company Teamsters	4,000,000	*	0	128,949	*
Phoenix Lord Abbett Bond Debenture Fund	20,000	*	0	644	*
Physicians Mutual Ins. Co.	700,000	*	0	22,566	*
Potlatch	445,000	*	0	14,345	*
PRS Convertible Arbitrage Master Fund	3,400,000	*	0	109,606	*
Prudential Insurance Co of America	70,000	*	0	2,256	*
Pyramid Equity Strategies Fund	400,000	*	0	12,894	*
Quest Global Convertible Master Fund Ltd.	2,400,000	*	0	77,369	*
Radian Asset Assurance, Inc.	2,025,000	*	0	65,280	*
Radian Group Convertible Securities	1,095,000	*	0	35,299	*
Radian Guaranty	3,800,000	*	0	122,501	*
Recon Arbitrage Master Fund, Ltd.	4,000,000	*	0	128,949	*
Retail Clerks Pension Trust	2,000,000	*	0	64,474	*
Roszel/Lord Abbett Bond Debenture Portfolio	10,000	*	0	322	*
Royal Bank of Canada (Norshield)	700,000	*	0	22,566	*
Satellite Convertible Arbitrage Master Fund, LLC	31,500,000	5.48%	0	1,015,474	*
SG Cowen Securities—Convertible Arbitrage	2,500,000	*	0	80,593	*
Siemens Convertible Global Markets	1,750,000	*	0	56,415	*

Name of Selling Securityholder	Principal Amount of Notes Beneficially Owned that May be Sold	Percentage of Notes Outstanding	Number of Shares of Common Stock Owned Prior to the Offering(1)		Number of Shares of Common Stock that May be Sold(2)		Percentage of Common Stock Outstanding(3)
Southern Farm Bureau Life Insurance	570,000	*	0		18,375		*
Special Distribution of Oregon	5,000	*	0		161		*
Sphinx Convertible Fund SPC	339,000	*	0		10,928		*
Sphinx Fund	420,000	*	0		13,539		*
SSI Blended Market Neutral L.P.	449,000	*	0		14,474		*
SSI Hedged Convertible L.P.	493,000	*	0		15,892		*
St. Albans Partners Ltd.	27,165,000	4.72%	0		875,726		*
St. Thomas Trading, Ltd.	9,329,000	1.62%	0		300,741		*
Stamford Police Pension Fund	35,000	*	0		1,128		*
State National Insurance Co.	180,000	*	0		5,802		*
State of Florida Division of Treasury	1,515,000	*	0		48,839		*
State of Oregon/Equity	3,435,000	*	0		110,735		*
Sterling Invest Co	135,000	*	0		4,352		*
SuttonBrook Capital Portfolio LP	23,300,000	4.05%	0		751,129		*
Swiss Re Financial Products Corporation	8,000,000	1.39%	0		257,898		*
Syngenta AG	185,000	*	0		5,963		*
TAA Lyxor/Quest Fund Ltd.	300,000	*	0		9,671		*
TCW Group Inc.	8,385,000	1.46%	0		270,309		*
Teachers Insurance and Annuity Association of America	4,000,000	*	0		128,949		*
Texas Hospital Insurance Exchange	30,000	*	0		967		*
The Doctor’s Company	2,100,000	*	0		67,698		*
Thrivent Financial for Lutherans	2,500,000	*	0		80,593		*
Total Fina Elf Finance USA, Inc.	180,000	*	0		5,802		*
TQA Master Fund, Ltd.	6,375,000	1.11%	0		205,512		*
TQA Master Plus Fund, Ltd.	9,746,000	1.69%	0		314,184		*
UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Ltd.	10,000,000	1.74%	0		322,373		*
UBS Securities LLC	195,000	*	157,143		6,286		*
Univest Convertible Arbitrage Fund II LTD	450,000	*	0		14,506		*
Universal Investment Gesellschaft MBH, Ref. Aventis	1,500,000	*	0		48,355		*
Van Kampen Harbor Fund	3,600,000	*	0		116,054		*
Viacom Inc. Pension Plan Master Trust	22,000	*	0		709		*
Victory Convertible Securities Fund	615,000	*	0		19,825		*
Wachovia Capital Markets LLC	2,590,000	*	0		83,494		*
Wachovia Securities International LTD.	12,500,000	2.17%	0		402,966		*
White River Securities L.L.C.	2,500,000	*	82,500	(4)	80,593		*
Wisconsin Mutual Insurance Co.	180,000	*	0		5,802		*
Xavex—Convertible Arbitrage 7 Fund	1,709,000	*	0		55,093		*
Xavex Convertible Arbitrage 8 Fund	800,000	*	0		25,789		*
Yield Strategies Fund I, L.P.	8,500,000	1.48%	0		274,017		*
Yield Strategies Fund II, L.P.	8,000,000	1.39%	0		257,898		*
Zazove Convertible Securities Fund Inc.	1,450,000	*	0		46,744		*
Zola Partners, L.P.	250,000	*	0		8,059		*
Zurich Institutional Benchmarks Master Fund Ltd.	1,432,000	*	0		46,163		*
Total(7)	575,000,000	100.00%	322,143		18,536,447	(8)	6.07%

*	Less than one percent
(1)	Does not include shares of common stock issuable upon conversion of the notes.
(2)	Consists of shares of common stock issuable upon conversion of the notes, assuming a conversion rate of 32.2373 shares per $1,000 principal amount of the notes and a cash payment in lieu of any fractional share interest. The conversion rate is subject to adjustment as described under “Description of the Notes—Conversion Rights.” Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time.
(3)	Calculated based on 286,611,120 shares of common stock outstanding on April 30, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the specific holder’s notes. However, we did not assume the conversion of any other holder’s notes.
(4)	Comprises 625 call options to purchase a total of 62,500 shares of our common stock at a strike price of $30.00, expiring in January 2006, and 200 call options to purchase a total of 20,000 shares of our common stock at a strike price of $35.00, expiring in January 2005.
(5)	During the past three years, Citigroup Global Markets Inc. and/or its affiliates have provided investment banking, commercial banking and financial advisory services to us, including as a joint book-running manager in connection with the private offering of the notes.
(6)	During the past three years, Lehman Brothers Inc. and/or its affiliates have provided investment banking, commercial banking and financial advisory services to us, including as a joint book-running manager in connection with the private offering of the notes.
(7)	Because certain of the selling securityholders may have sold, transferred or otherwise disposed of all or a portion of their notes either under this prospectus or in transactions exempt from the registration requirements of the Securities Act of 1933 since the date on which they provided to us the information presented in this table, this prospectus may not reflect the exact principal amount of notes held by each selling securityholder on the date hereof. We will identify additional selling securityholders, if any, by prospectus supplement or post-effective amendment before they may offer or sell their securities pursuant to this prospectus. The maximum aggregate principal amount of notes that may be sold pursuant to this prospectus will not exceed $575,000,000.
(8)	Represents the number of shares of common stock issuable upon conversion of $575,000,000 of notes at the conversion rate described in footnote (2) above.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes and the common stock offered by this prospectus. The aggregate proceeds to the selling securityholders from the sale of the notes or common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling securityholder reserves the right to accept and, together with their agents, to reject, any proposed purchases of notes or common stock to be made directly or through agents.

The notes and the common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling securityholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest, or

•	through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling securityholders or the purchasers of the notes and the common stock. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

The selling securityholders and any underwriters, broker-dealers or agents which participate in the distribution of the notes and the common stock may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. As a result, any profits on the sale of the notes and the common stock by selling securityholders and any discounts, commissions or agent’s commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Selling securityholders who are “underwriters” within the meaning of the Securities Act of 1933 will be subject to prospectus delivery requirements of the Securities Act of 1933. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities of the Securities Act of 1933 and the Securities Exchange Act of 1934. If the notes and the common stock are sold through underwriters, broker-dealers or agents, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The notes and the common stock may be sold in one or more transactions at:

•	fixed prices,

•	prevailing market prices at the time of sale,

•	prices related to such prevailing market prices,

•	varying prices determined at the time of sale, or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which the notes and common stock may be listed or quoted at the time of the sale,

•	in the over-the-counter market,

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options (including the issuance by the selling securityholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise,

•	through the settlement of short sales, or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the notes and the common stock issuable upon conversion thereof or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions that in turn may engage in short sales of the notes or the common stock in the course of hedging their positions, sell the notes and common stock short and deliver the notes and common stock to close out short positions, loan or pledge notes or the common stock to broker-dealers or other financial institutions that in turn may sell the notes and the common stock, enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the notes or the common stock, which the broker-dealer or other financial institution may resell pursuant to the prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the common stock by the selling securityholders.

Our common stock trades on the New York Stock Exchange under the symbol “EK.” We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system. Accordingly, no assurances can be given as to the development of liquidity or any trading market for the notes. See “Risk Factors—An Active Trading Market May Not Develop for the Notes.”

There can be no assurance that any selling securityholder will sell any or all of the notes or the common stock pursuant to this prospectus. Further, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the common stock by other means not described in this prospectus. In addition, any notes or common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933 may be sold under Rule 144 or Rule 144A rather than under this prospectus. The notes and the common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling securityholders and any other person participating in the sale of notes or the common stock will be subject to the Securities Exchange Act of 1934. The Securities Exchange Act of 1934 rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the common stock by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the common stock to engage in market-making activities with respect to the particular notes and the common stock being distributed. This may affect the marketability of the notes and the common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the common stock.

We and the selling securityholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

The validity of the notes and the common stock issuable upon conversion of the notes have been passed upon for us by Gary P. Van Graafeiland, our Senior Vice President and General Counsel.

EXPERTS

The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report, which is incorporated herein by reference and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP given upon the authority of said firm as experts in auditing and accounting.